Exhibit 99.1

Date: February 24, 2022
In the Tel Aviv Jaffa District Court	Insolvency File: 30162-07-21
Before the Honorable Judge Iris Lushi-Abudi

In the matter of:	The Insolvency and Economic Rehabilitation Law, 5778-2018
(hereinafter: the “Insolvency Law”)
The Insolvency and Economic Rehabilitation Regulations, 5779-2019
(hereinafter: the “Insolvency Regulations”)

And in the matter of:

1.     Ability Inc., Company registered in the Cayman Islands, No. 303448

2.      Ability Computer & Software Industries Ltd., Private Company No. 51191182

3.      Ability Security Systems Ltd., Private Company No. 514020205

4.      Telcostar Pte Ltd., Company registered in Singapore, No. 201537197R

Represented by counsel, Barnea, Jaffa, Lande & Co., Law Offices of 58 HaRakevet Street, Tel Aviv, 6777016

Tel: 03-6400600; Fax: 03-6400650

The “Petitioners”

And in the matter of:

1.        Anatoly Hurgin, ID No. 306908641

2.        Alexander Aurovsky, ID No. 306345687

Represented by counsel, Tel-Zur & Co., Law Offices

of 7 Masada Street (BSR Tower), Bnei Brak

Tel: 03-7177700, Fax: 03-7177711

The “Shareholders”

And in the matter of:	The State of Israel Represented by counsel for the Israel Police of 1 Pessach Lev Street, Northern Industrial Zone, Lod Tel: 08-9545600, Fax: 03-6803922
The “Israel Police”

And in the matter of:	The U.S. Securities and Exchange Commission Represented by counsel, Berkman & Co., Law Offices of 1 Azrieli Center, Tel Aviv, 67021 Tel: 03-6072222, Fax: 03-6072220
The “SEC”

And in the matter of:	Yaniv Hevron, ID No. 034093021 Represented by counsel, Barnea, Jaffa, Lande & Co., Law Offices of 58 HaRakevet Street, Tel Aviv, 6777016 Tel: 03-6400600; Fax: 03-6400650
“Hevron”

And in the matter of:

Israel Securities Authority

Represented by counsel, Adv. Liav Weinbaum

Tel Aviv District Attorney’s Office – Civil

of 154 Menachem Begin Street (Kardan House), Tel Aviv, 6133001

Tel: 073-3924888; Fax: 02-6468005

The “ISA”

And in the matter of:	The Commissioner of Insolvency and Economic Rehabilitation Proceedings of 2 Hashlosha Street, Tel Aviv-Jaffa Tel: 073-3923222; Fax: 02-6467551
The “Commissioner”

Motion to Bring a Debt Restructuring Plan for the Approval of the Stakeholders

and a Motion to Set a Date for a Hearing in the Near Future

The Petitioners, Ability Inc., Ability Computer & Software Industries Ltd., Ability Security Systems Ltd. and Telcostar Pte Ltd. (hereinafter, respectively: “Public Ability,” “Ability Industries,” “Ability Systems” and “Telcostar”; Petitioners No. 1 – No. 4, collectively: the “Companies” or the “Ability Group”; and Petitioners No. 2 – No. 4 collectively: the “Subsidiaries”), hereby respectfully file with the Honorable Court a motion to bring a debt restructuring plan for the approval of the stakeholders in accordance with the provisions of Section 321 of the Insolvency and Economic Rehabilitation Law, 5778-2018 (hereinafter: the “Insolvency Law”). In accordance with its authority pursuant to the provisions of Section 322 of the Insolvency Law, the Honorable Court is requested to order that the debt restructuring plan be brought for the approval of the stakeholders.

The proposed Debt Restructuring Plan (also the “Plan”) is attached hereto as Appendix 1.

As set forth below, reaching a Debt Restructuring Plan is contingent upon the condition precedent, that the U.S. Securities and Exchange Commission (the “SEC”) will acknowledge the authority of this Honorable Court to render a binding judgment with respect to the Debt Restructuring Plan in the present proceeding, in all matters pertaining to the Companies ; Or, alternatively, announce that will not oppose the decision of this Honorable Court, according to which its decision is binding judgment on the SEC, if so decided after raising its claims in this matter. Essentially, reaching the Debt Restructuring Plan currently depends on the SEC’s recognition that a judgment or decision to be given is also be binding on the SEC (whereby the SEC waives all claims that the Judgment is null and void in its regard to proceedings in the United States, and agrees to forfeit any claims for the exclusion of the Deposit Funds, as defined below, in the sum of US $12.5 million, out of the bankruptcy estate).

Therefore, and considering that the SEC is represented in Israel as a litigant in the present proceeding, and in order to assist the Ability Group in meeting the aforesaid condition precedent, the Honorable Court is requested to set a date for a hearing within 14 days.

In parallel, and pursuant to the provisions of Chapter B of the Tenth Part of the Insolvency Law, the Honorable Court is requested to issue the requested orders, as set forth below:

a.	To order the Companies to publish notices in Israel and in the United States, inviting stakeholders to file debt claims, within 20 days from the date of the publication;

b.	To order the convening of a meeting of the stakeholders for the purpose of approving the proposed Debt Restructuring Plan;

c.	To appoint a trustee, who will act in accordance with the provisions of Section 326 of the Insolvency Law, and who will reach a decision with respect to the voting right and the voting power of the stakeholders at the class meeting, as well as with respect to the scope of the stakeholders’ rights in the Debt Restructuring Plan;

d.	To order the trustee to examine the SEC’s debt claim, immediately, with respect to the scope, order of priority, and the voting right in connection with the proposed Debt Restructuring Plan;

e.	To issue any additional order, as the Honorable Court deems fit.

Below are the grounds for the Motion:

A.	Introduction

1.	The outline of the Debt Restructuring Plan before us is based on: (1) the sale of the publicly traded shell corporation of Public Ability; (2) a contribution by Mr. Anatoly Hurgin and Mr. Alexander Aurovsky (hereinafter: “Hurgin” and “Aurovsky,” respectively) as well as forgiveness of the Companies’ debts to them (in consideration of a discharge from debts related to the Companies); (3) the Companies’ internal sources, in the form of the provision of funds that they hold for the purpose of the repayment of all of their debts.

2.	As stated in the financial-accounting opinion prepared by Mr. Soraya, CPA, attached hereto, the Companies are insolvent. The Companies believe that under the circumstances of the matter, the proposed Debt Restructuring Plan maximizes the consideration for the Companies’ creditors and is preferable to the alternatives in the framework of a proceedings initiation order. This proposal is being made further to the extensive efforts that have been put in by the Companies, under the management of an Independent Committee (as defined below), which was set up for the purpose of formulating the proposed Debt Restructuring Plan, with the support of legal, financial and accounting advisors.

3.	The Plan proposes that within the framework of the sale of the publicly traded shell corporation of Public Ability to Yaniv Hevron, by himself and/or through a company controlled by him (hereinafter: “Hevron”), in consideration of NIS 2 million, an allocation will be made of 20.01% of Public Ability’s issued and paid-up share capital, to the creditors; and also, a PUT option will be granted to all of the creditors with respect to the shares that will be allocated to them in the publicly traded shell corporation, according to which the creditors will be given a right to sell the shares allocated to them, in the total amount of NIS 7,000,000. In addition, the creditors will be given Hevron’s undertaking to inject new operations into the publicly traded shell corporation in a value that will be not less than NIS 100 million (after the merger). In this manner, the Estate, together with the funds that will be injected by Hevron, will include shares that the creditors will be able to hold and to sell on the market or choose to exercise the PUT option and to receive possession of funds.

4.	The proposed Plan also includes a contribution by Hurgin and Aurovsky, by way of transfer of the loss-generating operations of the Subsidiaries – and there are no other bidders for the purchase of said operations – to Hurgin and Aurovsky (through companies controlled by them), while saving debt claims by the customers of the subsidiaries in an amount of approximately US $11 million, at least, as compared with the alternative of the termination of the Subsidiaries’ operations. In addition, Hurgin’s and Aurovsky’s contribution includes waiving alleged debts for the Companies in an amount of between NIS 10.5 to 12.5 million (mostly debts in respect of salary), as well as potential profits (upside) of up to US $3 million, which, in accordance with Hurgin’s and Aurovsky’s proposal, will be transferred to the Estate, out of the profits of the Subsidiaries’ operations in the coming years (in accordance with the mechanism set forth in their proposal). Hurgin’s and Aurovsky’s contribution in the framework of the Debt Restructuring Plan is contingent upon a release from claims against them in connection with their activities at the Companies, as well as a release from alleged debts of Ability Ltd. with respect to two claims in which it is a defendant, together with Hurgin, Aurovsky and Petitioners No. 1-No. 3.

5.	In addition, the Debt Restructuring Plan is based on the Companies’ internal sources, which amount, as of the date 24.2.2022, to the amount of NIS 15,678,000, and which are expected to amount to approximately NIS 11,314,000, under the assumption that the Debt Restructuring Plan will be approved within a period of three months and receiving $1 million consideration from an existing customer.

6.	These understandings contain significant advantages, given that, on the one hand, they allow, inter alia, the sale of the publicly traded shell corporation of Public Ability, without reducing the exercise values under the sword of an order to initiate proceedings, while increasing the total assets; and, on the other hand, they allow, as aforesaid, a significant reduction in the total debts. Under these circumstances, and given that the Companies are insolvent from both the cash-flow perspective and the balance-sheet perspective, then the consideration to the stakeholders is expected to be significantly higher in the framework of the proposed Debt Restructuring Plan as compared with the alternatives in which an order to initiate proceedings would be issued to the Companies.

7.	The proposed Debt Restructuring Plan does not include the funds that are held in a deposit in a trust account with Bank Leumi, the beneficiaries of which are Public Ability and Hurgin and Aurovsky, in the amount of approximately US $12,500,000 (hereinafter: the “Deposit Funds”). As stated below, the Deposit Funds are subject to the PUT option that is held by Hurgin and Aurovsky, whose validity has been extended to March 1, 2026, which confers on them the right to sell shares to Public Ability, and to receive possession of the Deposit Funds.

8.	As set forth below, on July 29, 2021, a stay of proceedings order, issued by the New York Federal Court, at the request of the SEC, was imposed on the Deposit Funds, which ordered the prohibition of any disposition of funds, until the end of the proceeding being conducted in New York, against Public Ability, Ability Industries, Hurgin and Aurovsky, and the execution of the financial judgment that will be handed down in that proceeding against the Companies, if any (hereafter: the “Prohibition on Disposition Order”).

9.	Also, in addition to the Prohibition on Disposition Order, the trust account that contains the Deposit Funds was seized by the Israel Police in the course of the criminal investigation that is being conducted against Ability Industries, Ability Systems, Hurgin and Aurovsky in Israel, the main details of which are subject to a gag order.

10.	The Companies believe that the SEC is not a secured creditor or a creditor that is different in terms of priority from any other creditor who is currently involved in legal proceedings against them, and in which no judgment has yet been handed down; but, rather, the SEC is a deferred creditor, in accordance with the provisions of the Insolvency Law.

11.	Therefore, and so as to assist the Ability Group in succeeding in the final stages prior to reaching an overall debt restructuring, the Honorable Court is requested to order that a date be set for a hearing in the near future, within approximately 14 days, and thereafter, the convening of meetings of the stakeholders (as defined in the Insolvency Law), and the appointment of a Trustee.

B.	General Background about the Ability Group

B(1)	The Ability Group and its Operations

12.	As stated in the Urgent Motion to Stay Proceedings in Favor of Formulating a Debt Restructuring Plan in Connection with the Companies, including the appendices thereto, which was filed (ex parte) on July 14, 2021 (hereinafter: the “Motion to Stay Proceedings”), Public Ability is a foreign company, incorporated under Cayman laws on September 1, 2015, and it became a public company following a reverse triangular merger with a special purpose acquisition company (SPAC) by the name of Cambridge Capital Acquisition Corporation, which was traded, at the time of the merger, on the NASDAQ (hereinafter: the “Merger” and “Cambridge,” respectively).

13.	On January 12, 2016, Public Ability’s shares were listed on the Tel Aviv Stock Exchange, as a “dual-listing,” in accordance with the provisions of Chapter E of the Securities Law, 5728-1968 (hereinafter: the “Securities Law”). On December 27, 2019, Public Ability’s shares were delisted from trading on the NASDAQ, and as of the date of the filing of this Motion, its shares are traded on the Tel Aviv Stock Exchange, and also on the OTC Pink Sheets.[1]

[1]	Over-The-Counter (OTC) – is a platform for listing securities that are less marketable as compared with a primary stock exchange, such as the NASDAQ.

14.	Public Ability operates through the Subsidiaries, in which it holds 100% of their shares: (1) Ability Computer & Software Industries Ltd.; (2) Ability Security Systems Ltd.; (3) Telcostar Pte Ltd.

A copy of a printout from the Registrar of Companies with respect to Ability Industries and Ability Systems is attached herewith as Appendix 2.

A copy of the document of incorporation with respect to Telcostar is attached herewith as Appendix 3.

15.	The Ability Group provided services to security entities and various government agencies, including the law enforcement authorities, intelligence organizations and military entities, to some 50 countries around the world. As of the date of the filing of the present Motion, the Ability Group has three main customers.

16.	The Ability Group’s offices are located in Israel, at 8 Hachortim Street in Holon, and as of the date of the filing of this Motion, the Ability Group has four employees, after significant downsizing proceedings that were implemented in 2021.

17.	In accordance with Public Ability’s Financial Statements, in 2020, the Ability Group’s income amounted to a total of approximately US $1,700,000, representing a total loss of approximately US $6,700,000 for that year.

Copies of Public Ability’s Financial Statements for the years 2019-2020 is attached hereto as Appendices 4-5.

B(2)	The Shareholders of Public Ability

18.	Below is the distribution of the shareholdings in the Company: (1) Hurgin holds approximately 13.91% of the share capital (and approximately 10.44% of the voting rights ); (2) Aurovsky holds approximately 17.67% of the share capital (and approximately 14.55% of the voting rights ); (3) R.E. Underwriting Ltd., a company controlled by Mr. Roi Eisenman, holds approximately 5.64% of the share capital (and approximately 6.19% of the voting rights); and (4) the public holds approximately 62.78% of the share capital (and approximately 68.82% of the voting rights).

19.	Hurgin and Aurovsky are the founders of Ability Industries, and they serve as developers at the Companies, in all matters pertaining to the conducting of the Companies’ business, in view of their expertise in the Ability Group’s areas of operations, their experience as businessmen, and also their acquaintance with a broad base of existing and potential customers in the Ability Group’s area of business. Hurgin serves as the chairman of the Board of Directors of Public Ability, the CEO of the Ability Group and a director of the Subsidiaries; and Aurovsky serves as the Chief Technology Officer and a director of Public Ability and of the Subsidiaries.

C	The Financial Difficulties of the Ability Group

20.	As we all know, in late 2019, COVID-19 began to spread around the world, which was declared as a global pandemic by the World Health Organization in March 2020. The restrictions on movement that were imposed by many countries around the world led to a genuine difficulty for the Companies to perform demonstrations and marketing of their various services, and these restrictions also made it difficult and, in certain cases, even prevented the Ability Group’s capability of completing all of the installations as required for the various systems that had been purchased from it.

21.	Furthermore, in the wake of the COVID-19 pandemic, many countries chose to direct budgets to dealing with the health effects caused by COVID-19 (such as: buying vaccinations, purchasing medical equipment, setting up hospitals, etc.). As a consequence of this decision, made by many countries which, as aforesaid, constitute the Ability Group’s target audience, the Ability Group’s circle of potential customers was significantly diminished.

22.	Accordingly, given that most of the Ability Group’s operations are concentrated and performed abroad; given that the Ability Group is dependent on a number of individual customers in several large-scale projects; and given that the Ability Group’s customers were negatively and significantly affected by the COVID-19 pandemic – we will clarify that COVID-19 had, and is still having, an impact on all of the Ability Group’s operations, and it has caused it significant economic damage.

23.	It should be clarified in this regard that even before COVID-19, Ability suffered from financial difficulties, inter alia, as a consequence of a plethora of legal proceedings that have been conducted against it in recent years. The COVID-19 pandemic has adversely affected the Ability Group’s financial situation, and it has exacerbated the Companies’ economic distress.

D.	Legal Proceedings to which the Companies are a Party

D(1)	Legal Proceedings in Israel

Dr. Elad Barkan’s claim in the Central District Court (Civil File 29551-11-15)

24.	A proceeding that deals with issues of patent laws, which was filed by Dr. Elad Barkan against Public Ability, Ability Industries, Ability Systems, Hurgin, Aurovsky and Ability Limited (a company that was set up in Hong Kong in 2004 and that was used – according to Hurgin and Aurovsky – for implementing, over the years, the Companies’ international trading operations; this company has not been active for about a decade, and at the present time, it is wholly owned by Hurgin) – for the amount of NIS 5,000,000.

25.	In this proceeding, a pre-trial hearing was recently held on February 14, 2022, after the filing of evidence on behalf of the parties.

The claim by Gilat Bareket & Co., Attorneys at Law, in the Tel Aviv Magistrates Court (Civil File 41827-09-21)

26.	A claim in the amount of NIS 629,378, which deals with an alleged debt for fees to Gilat Bareket & Co., Attorneys at Law, which represented the Defendants in the framework of Dr. Elad Barkan’s aforesaid claim.

27.	On January 16, 2022, the Defendants filed a Statement of Defense and a pre-trial hearing on the file was scheduled for May 2, 2022.

Benjamin Gordon’s claim against the insurance company in the Tel Aviv District Court (Civil File 24584-09-19)

28.	A proceeding that deals with the claim of a former director, Mr. Benjamin Gordon, against Public Ability’s insurance company, in which Mr. Gordon requested that the court order the insurance company to indemnify him for his costs in respect of conducting legal proceedings in Israel and in the United States, which were, according to him, due to Public Ability’s Directors’ and Officers’ Insurance Policy. The action was estimated in the amount of approximately NIS 13,000,000.

29.	It should be noted that in accordance with the Discharge Agreement which Public Ability signed with the insurance company, Public Ability is required to indemnify the insurance company in respect of any payment that the court will impose upon it in said proceeding. The proceeding was referred to mediation by the court; however, the mediation did not succeed.

30.	This action is still pending, and the Ability Group is not a party thereto.

A copy of the Discharge Agreement is attached hereto as Appendix 6.

The Criminal Investigation by the State of Israel

31.	A criminal investigation is being conducted against Ability Industries, Ability Systems, Hurgin and Aurovsky by the National Unit for the Investigation of International and Serious Crime, by a joint investigation team of the Israel Police and the Israel Tax Authority, on the suspicion of the commission of customs offenses, obtaining goods by deception, and money laundering. Arrests and searches have also been made. Further details with respect to funds that were seized in the course of the investigation have been permitted for publication in the Company’s reports; however, the rest of the details of the investigation are subject to a gag order.

32.	In this regard, it should be noted that as stated in the State of Israel’s Response in the present proceeding, dated July 20, 2021, against Hurgin and Aurovsky (in their capacity as officers of the Ability Group) and others, a criminal investigation was opened in respect of suspicions of the commission of offenses pursuant to the Prohibition on Money Laundering Law in a scope exceeding NIS 100,000,000. As can also be seen from the State of Israel’s Response, in the framework of the open investigation, property belonging to the investigation subjects was seized in the value of the alleged money laundering offenses.

33.	On September 15, 2019, the Israel Police seized the Ability Group’s bank accounts, also including the Deposit Funds, as defined above. In the course of 2020, the Ability Group reached arrangements in connection with the repayment of part of the funds that had been seized by the Israel Police, pursuant to which Ability Industries and Ability Systems received a “loan” out of the seized funds, in the amount of NIS 5,350,000, out of which the sum of NIS 250,000 was repaid to the Israel Police, and the funds that need to be repaid to the Israel Police in respect of said “loan” currently amount to NIS 5,100,000.

34.	Against said “loan” provided by the Israel Police to Ability Industries and Ability Systems, out of the seized funds, a lien, in favor of the Israel Police (with consent, on lien that was not recorded with the Registrar of Pledges or with Registrar of Companies in accordance with the provisions of Section 178 of the Companies Ordinance [New Version], 5743-1983), was placed on a receipt. This receipt was due to be received from one of Ability Industries’ customers, in the amount of US $1,750,000.

35.	It should be clarified that Public Ability is not a party to the criminal proceeding, it is not suspected of anything, and to the best of its knowledge, its business is not being investigated as part of the suspicions that are being investigated in the criminal investigation.

36.	Public Ability’s most significant asset in our case which was seized by the State of Israel (the Israel Police) in the course of the criminal proceeding are the Deposit Funds, which are deposited in the trust account in the name of Public Ability, Hurgin and Aurovsky, in the amount of approximately US $12,500,000, as stated above

37.	The Deposit Funds are subject to a PUT option, which is held by Hurgin and Aurovsky, and which is valid until March 1, 2026, which confers on them the right to sell to Public Ability 117,327 of its shares, which are held by them, in consideration of the amount of the Deposit Funds which in registered both as an asset and also as a liability to Hurgin and Aurovsky in its books and in its reports of Public Ability.

38.	In addition to these, as stated above and below in Chapter D(2), in connection with the Deposit Funds, also a Prohibition on Disposition Order was issued, at the SEC’s request, on July 29, 2021, and on January 12, 2022, the SEC filed a motion for the court in the United States to order the transfer of the Deposit Funds to the United States.

39.	The additional asset that is seized by the State of Israel is a bank account in the framework of which the amounts in section 33 above were seized, and currently contain NIS 250,000 as aforesaid.

D(2)	Legal Proceedings in the United States

The SEC’s claim against Public Ability, Ability Industries, Hurgin and Aurovsky (Case No. 19-19-civ-05705)

40.	After an investigation proceeding that was carried out by the SEC in connection with the merger transaction with Cambridge, and in connection with business and financial information of Public Ability, a civil claim was filed by the SEC in the United States District Court for the Southern District of New York, against Public Ability, Ability Industries, Hurgin and Aurovsky, in respect of (alleged) violations of the US securities laws.

41.	Public Ability and Ability Industries reached an arrangement with the SEC, which was approved by the court in United States on 10.12.2019, that they would agree to a judgment with respect to the liability, without admitting or denying what had been attributed to them, an agreement known as a “Bifurcated Settlement,” which determined that the amount of the compensation from the Companies would be determined in the future, when, at the same time, the litigation with respect to Hurgin and Aurovsky would continue (as of the date of the filing of this Motion the SEC’s Motion asks the court in United States to enter a final judgment against the Companies for approximately $24.3 million, the Companies are due to submit in April 2022 their response to this request.

42.	It should be emphasized that the Bifurcated Settlement was signed as a result of the Ability Group’s serious financial situation at that time (a situation that has grown worse, as aforesaid, due to the COVID-19 pandemic), as a result of which the Ability Group was unable to continue paying its attorneys in the United States.

43.	The starting assumption of Public Ability and Ability Industries was that the amount of the compensation in their regard would be determined after Hurgin’s and Aurovsky’s liability was determined (if any), because the Companies’ liability was supposed to be derived from Hurgin’s and Aurovsky’s activities, as organs of the Companies. However, the SEC’s motion for the determination of the amount of compensation against the Companies was submitted as stated, before the determination of the responsibility of Hurgin Aurovsky was determined.

44.	Hurgin and Aurovsky undertook – an undertaking that was granted the validity of a decision – not to exercise the PUT option in their favor, by March 1, 2021 – a date that has long since passed. In addition, Public Ability has undertaken, in accordance with understandings that were granted the validity of a decision, that neither it nor any entity on its behalf would approve or allow the exercise of the options in favor of Hurgin and Aurovsky, and they would not instruct Bank Leumi, where the trust account is held, to release the Deposit Funds for the purpose of the exercise of the option by Hurgin and Aurovsky, before the SEC’s claim has come to an end.

Copies of the undertakings by Public Ability and Ability Industries is attached hereto as Appendices 7-8.

A copy of the decision with respect to the approval of said understandings is attached hereto as Appendix 9.

45.	On July 29, 2021 (after the Hearing had already been held before the Honorable Court in Israel, in which the SEC was represented), the SEC ask the court in United Stated for temporary relief. Following her request the Prohibition on Disposition Order was issued on July 29, 2021, which froze the Deposit Funds that had been deposited in the trust account, and which also ordered, inter alia, Public Ability, Ability Industries, Hurgin and Aurovsky, as well as related parties, such as: employees, representatives and attorneys, to refrain from making any disposition of the Deposit Funds.

A copy of the Prohibition on Disposition Order, dated July 29, 2021, is attached hereto as Appendix 10.

46.	On January 12, 2022, the SEC applied to the court in the United States with a motion against Public Ability and Ability Industries, that a total amount of approximately US $24.3 million, which consists of an amount of approximately US $19 million, which had been produced unlawfully, so SEC claimed, together with interest of approximately US $5.3 million, would be forfeited in favor of the SEC. In addition, the SEC requested that for the purpose of securing payment of the forfeited amount, the court in the United States would declare the Deposit Funds as funds that are held in a constructive trust for the benefit of the public shareholders and to turn the Deposit Funds to the United States.

A copy of the SEC’s Motion, dated January 12, 2022, is attached hereto as Appendix 11.

47.	The SEC justified this request on the grounds that Public Ability has no financial sources to pay the amount of compensation and fine expected to be imposed in the proceedings against the SEC in the US and therefore, the court in the United States was requested to order, in said Motion, that the Deposit Funds be transferred to the United States. In this respect, we note, once again, that the Deposit Funds have been seized by the State of Israel, pursuant to an order for the seizure of assets that was issued as part of an investigation which, as aforesaid, is subject to a gag order.

48.	Therefore, it is clear that the filing of the Motion by the SEC, while the liability of the organs (Hurgin and Aurovsky) – as a result of which the court is requested to hold the Companies liable – has not yet been determined, is intended for clearly tactical purposes, in the framework of the present insolvency proceeding, and it was also intended to serve as a counter-measure to the Motion that was filed by the Israel Police, on October 24, 2021, in the criminal proceeding – to require Hurgin and Aurovsky to exercise the PUT option in their favor, and to transfer the Deposit Funds to the Administrator General’s account, as stated in the State of Israel’s Update Notice, which was filed in the present proceeding on October 27, 2021. It should be noted that the Israel Police, Hurgin and Aurovsky reached understandings whereby Hurgin and Aurovsky undertook that they would not waive the option for a period of 180 days, and the understandings were granted the validity of a decision in the criminal proceeding.

49.	These actions by the SEC were taken by it while it was being represented and taking part in the present proceeding, and with knowledge about the proceedings in the framework of the present proceeding and the criminal proceeding, which were specified at length in the Motion to Stay Proceedings, in the State of Israel’s responses and notices, and also at the Hearing in which counsel for the SEC took part, on July 21, 2021, in the present proceeding.

50.	It can therefore clearly be seen that the SEC’s Motion is in contravention of the seizure orders that were issued by the Rishon Lezion Magistrates Court, at the request of the Israel Police, in the framework of the criminal investigation, and it was actually intended to circumvent the authority of the courts in Israel, as well as to deny the rights of the Companies’ various creditors, by requesting that the Deposit Funds be transferred to the United States, so that they would serve as collateral solely for the SEC, and would prevent the rest of the creditors from using the funds. Clearly, the aforesaid activities by the SEC, in its capacity as a deferred creditor, in accordance with the provisions of Sections 231(7), 237(2) and 298 of the Insolvency Law, were intended to create for itself, in practice, the status of a secured creditor, notwithstanding that there is no dispute that no lien was registered in favor of the SEC pursuant to Section 178 of the Companies Ordinance.

51.	This is especially true given that the SEC is represented, in present proceeding, by counsel on its behalf, who took part and made arguments in the Hearing on the present proceeding, on July 21, 2021, and who also filed a response to the Motion to Stay Proceedings. Clearly, the SEC recognizes the authority of this Honorable Court to conduct the insolvency proceedings of the Ability Group, inter alia from the appearance of it in the previous hearing without raising an argument against this Honorable Court authority, and it recognizes the fact that it is an alleged creditor of the Ability Group, which should act just like all of the creditors in the framework of this proceeding. With that being said the various claims and steps taken by the SEC attest that:

51.1	The SEC’s position disregards the order for the seizure of assets that was issued by the Rishon Lezion Magistrate’s Court and that froze the deposit funds in favor of the Israel Police.

51.2	The SEC’s position disregards the orders of payment as set forth in Israeli law, according to which the capital investment made by the Shareholders is deemed to be a deferred debt pursuant to the provisions of Section 237 of the Insolvency Law (see Section 19(b) of Justice O. Grosskopf’s judgment in Civil Appeal 9025/17 A.T.S. Investments Inc. v. Segal Group (Dresden) GmbH and Co. KG) (published in the Nevo database, February 19, 2020); Originating Motion 37521-06-18 Silber v. Evron, paragraph 40 (published in the Nevo database, January 19, 2021)).

51.3	The SEC’s position ignores the fact that its claim (and the investing public, which it represents) has no priority over the Ability Group’s other creditors and acts in blatant bat faith to make such priority in a forceful, unlawful manner. This conduct in itself constitutes sufficient to turn the debt alleged in the SEC claim into a deferred debt. (See: Bankruptcy Case 34802-03-16 SHAMS v. Official Receiver (Published in Nevo database, February 25, 2018)).

51.4	The SEC’s position ignores the fact that pursuant to Israeli law, it does not have the status of proprietary collateral in connection with the Deposit Funds, even if they were frozen in its favor in the framework of an interim remedy that was granted to it by the court in the United States in the civil proceeding that it is conducting. With all due respect, this interim remedy does not create proprietary collateral for the SEC in connection with the Deposit Funds.

51.5	The SEC’s position ignores, in actual fact, the principle of the obligation of respecting the courts, and it disregards the Honorable Court’s authority to conduct the Ability Group’s insolvency proceedings.

The claim of Mr. Pottash et al., which is being conducted in the court in Florida, USA (Case No. 50-2016-CA-013823):

52.	On December 13, 2016, two investors in Public Ability filed an action for US $1,100,000 with the court in the State of Florida, against Public Ability and a former director, Mr. Benjamin Gordon, on the grounds of the violation of the securities laws of the State of Florida, defrauding investors and making negligent misrepresentations.

53.	After a period during which Public Ability was represented in the proceeding, its counsel in that case was forced to resign, due to the non-payment of the attorneys’ fees, because Public Ability was not able to continue to meet the payments. Subsequently, a default judgment was entered in that proceeding on October 19, 2021, against Public Ability, in the amount of US $1,249,104 subsequently, an application was filed to set aside the default judgment and a hearing has not yet been scheduled.

A copy of the default judgment dated November 10, 2021, is attached herewith as Appendix 12.

The claim of Mr. Hammel et al., which is being conducted in the court in Florida, USA (Case No. 50-2018-CA-000762-MB-AG):

54.	On January 19, 2018, an additional claim was filed with the court in the State of Florida, for the amount of US $1,600,000, by an investor in Public Ability, Mr. Robert Hammel. The claim was filed against Public Ability and a former director, Mr. Benjamin Gordon, on the grounds of the violation of the securities laws of the State of Florida, defrauding investors and making negligent misrepresentations.

55.	In view of the resignation by Public Ability’s counsel from representation in the proceeding there, due to the non-payment of the attorneys’ fees, a default judgment was entered against Public Ability on December 9, 2021, in the amount of US $1,878,272.. Subsequently an application was filed to set aside the default judgment and a hearing was scheduled for April 18, 2022.

A copy of the default judgment dated December 9, 2021, is attached herewith as Appendix 13.

E.	An overview of the present proceeding prior to the date of the filing of the present Motion

56.	On July 14, 2021, the Companies filed the Motion to Stay Proceedings in Favor of Formulating a Debt Restructuring Plan in Connection with the Companies (ex parte) in accordance with the provisions of Amendment No. 4 to the Insolvency Law. Subsequently, and after the parties’ responses had been filed, as well as a motion and a supplemental notice by the Companies dated July 20, 2021, a hearing was held on July 21, 2021, before this Honorable Court (hereinafter and hereinabove: the “Hearing”).

57.	In the course of the Hearing, supplemental arguments were heard, and at the end of the Hearing, the Honorable Court’s decision was handed down, in which it was ruled, inter alia, that the Motion to Stay Proceedings was premature, and also that the Companies should hold talks with Hurgin and Aurovsky, in the spirit of the matters that had been heard in the Hearing, and file an update notice in this regard with the Honorable Court.

58.	On August 4, 2021, the SEC’s Response to the Motion to Stay Proceedings was filed (hereinafter: the “SEC’s Response”). In its Response, the SEC specified, inter alia, that according to it, a kind of “constructive trust” applied to funds that had been received by a public company as a result of defrauding investors. Therefore, according to the SEC, the capital that had been injected on behalf of investors (the Shareholders at the present time) does not form part of the funds used to pay the creditors of the Debt Arrangement, according to its approach (see Section 39 of the SEC’s Response). It was also claimed, accordingly, that the Deposit Funds are required to serve, exclusively, solely the shareholders from the United States (see, for example, Section 41 of the SEC’s Response).

59.	Subsequently, and as set forth in Chapter D(2) above, on July 21, 2021, the SEC applied to the court in the United States, unilaterally, and requested that the Prohibition on Disposition Order be issued with respect to the funds held in the deposit account (a copy of the Motion was attached as Appendix 12 to the SEC’s Response in the present proceeding, dated August 4, 2021). The said Prohibition on Disposition Order was issued, at its request, as set forth above.

60.	Subsequently, on January 12, 2022, the SEC filed, with the court in the United States, the motion to hold Public Ability and Ability Industries liable for the amount of approximately US $24.3 million, as stated above in Chapter D(2) above.

F.	The Companies’ efforts to formulate a debt restructuring plan

61.	After the filing of the update notices by the Companies, an independent committee of the Company’s Board of Directors was set up, which acted intensively (while having numerous meetings, through a number of channels concurrently, together with legal advisors in Israel and in the United States, in order to formulate a creditors’ arrangement. The Ability Group has been receiving professional services for about four months from KCR, headed by Avi Kaminski, for the purpose of formulating the Debt Arrangement, and it has also been receiving professional services from CPA Amir Soraya, of the accounting firm, Knobel Beltzer Soraya & Co., which prepared the opinion attached to the present Motion.

62.	Therefore, following the Hearing held on July 21, 2021, the Companies embarked upon intensive efforts to formulate a debt restructuring plan. In view of the fact that the debt restructuring plan being formulated involved understandings with Hurgin and Aurovsky, an independent committee of the Board of Directors of Public Ability was appointed (hereinafter: the “Independent Committee”). Three directors who have no connection to Hurgin and Aurovsky, including the two outside directors, were members of the Independent Committee, and the Independent Committee’s objective was to act to formulate a debt restructuring plan for the Ability Group.

63.	The Independent Committee met with bidders in connection with the purchase of the publicly traded shell corporation of Public Ability (hereinafter: the “Bidders”) and it received proposals from them, and it also met with Hurgin and Aurovsky, to receive a proposal from them as well. In addition, the Independent Committee met with economic experts, who provided professional services regarding the arrangement proceedings and an economic opinion.

64.	After an intense preliminary round of meetings, the Independent Committee recommended to the Board of Directors of Public Ability that it engage on behalf of the Companies with KCR, headed by Avi Kaminski, who is an expert on corporate recovery and rehabilitation proceedings. It was subsequently decided that the economic-accounting opinion would be provided separately by CPA Amir Soraya, of the accounting firm, Knobel Beltzer Soraya & Co., who also has experience in insolvency proceedings and in preparing an opinion for the purposes of a debt arrangement.

65.	Subsequently, an additional round of meetings was held, in which a team from KCR participated, with the Bidders and with Hurgin and Aurovsky, while improving the proposals that had been received from them. Following the additional round of meetings, KCR recommended to the Company’s Board of Directors, after an analysis and scoring of the Bidders’ proposals that had been received, in accordance with quantitative and qualitative parameters, that it select Hevron’s proposal for the purpose of holding negotiations for the signing of a binding agreement for the purchase of the publicly traded shell corporation of Public Ability.

A copy of KCR’s analysis and recommendation in connection with the Bidders’ proposals is attached herewith as Appendix 14.

66.	Concurrently with the well-ordered proceeding that was held by the Independent Committee as aforesaid, the Companies’ management acted to stabilize the Companies’ operations, to reduce their expenses and their costs, and to arrange representation in all of the legal proceedings that had been initiated against the Companies, including the following:

66.1	The Companies acted in order to stop accumulating new debts (due to the transition to a reduced format of operations) and, as a rule, they are not paying past debts;

66.2	The Companies acted to reduce the total debts, so as to allow the formulation of a debt restructuring plan;

66.3	The Companies are paying suppliers and service providers solely in the framework of actions in the normal course of business and/or if appropriate consideration, under the circumstances of the matter, was given shortly thereafter (the exceptions that are set forth in Section 219(b) of the Insolvency Law);

66.4	The number of employees at the Companies was reduced to the minimum possible, to four employees only (including Hurgin and Aurovsky, who do not receive a salary);

66.5	The Companies relocated to a significantly cheaper and smaller workspace at Hachortim Street in Holon (instead of her previous offices in Tel Aviv);

66.6	Negotiations were held with the Companies’ suppliers and service providers, in order to reduce rates and bring down costs;

66.7	The Companies acted to reduce the amounts of charges and sanctions that had been imposed thereupon due to their serious financial situation;

66.8	The Companies arranged their representation in the legal proceedings in Israel and abroad, so as to defend themselves and to avoid ex parte judgments and collection proceedings, and in cases where ex parte judgments had already been handed down (in view of the resignation of the Companies’ counsel) – they acted to try and vacate them, and to formulate arrangements.

67.	These actions were helpful in stabilizing the Companies’ operations, and in bringing them to a situation in which a stay of proceedings in the present Motion was not requested.

G.	The proposed Debt Arrangement

68.	The Debt Restructuring Plan is being proposed based on the assumption that the Companies are in fact insolvent, and also that under the circumstances of the matter, an arrangement is preferable to an order to initiate proceedings (both for the Companies and also for the alleged creditors). The Debt Restructuring Plan is being proposed as a single entity, and parts of it cannot be addressed separately.

69.	In accordance with the opinion provided by Mr. Soraya, CPA, the Companies are insolvent both pursuant to the cash-flow test and also pursuant to the balance-sheet test, as set forth in Section 2 of the Insolvency Law. The determinations in the opinion come in addition to the debts whose collection is in arrears, and in addition to the “going concern” note in Public Ability’s consolidated financial statements dated June 30, 2021.

A copy of the opinion of Mr. Soraya, CPA is attached herewith as Appendix 15.

G(1)	The scope of the percentage of payment

70.	The order of payment in the proposed Debt Restructuring Plan will be pursuant to the provisions of Section 231 and the provisions of Chapter E of Part B of the Insolvency Law. In accordance with the proposed Debt Restructuring Plan, the receipts (from the Subsidiaries) are expected to be received by the end of 2025. It should be emphasized that the repayment estimates for creditors in this chapter and as they appear in the sources and uses report (Appendix 18 in this application) are conservative, and the Companies estimate that in practice the debt repayment rate for the creditors will be significantly higher.

71.	It should be noted that the repayment rates of the debt to the creditors below, include a receipt from an existing customer, which according to the companies’ assessment is expected to be received with a very high probability. Regarding this receipt, it was agreed with Hurgin and Aurovsky that 75% of any amount received up to a total of $ 1 million (gross) will be transferred directly to the Arrangement Fund. The balance of the amount, insofar as it is collected, will be transferred in accordance with the mechanism established within the framework of the agreements with them in section 77.3 below.

72.	Priority debts: Priority debts will be paid at a rate of 100%. As far as the Ability Group is aware, its priority debts amount to NIS 352,000. The priority debts are in connection with two employees, as long as their employment will come to an end, it is propsed to pay out of the Arrangement Fund, also all of the amounts to which they are entitled pursuant to the provisions of Sections 182-183 of the National Insurance [Consolidated Version] Law, 5755-1995.

73.	Creditors with personal guarantee: Debts of creditors with personal guarantee and/or cause of personal claim against Hurgin and/or Aurovsky that will be approved as part of the decision on a debt claim, will be repaid at twice the rate of the general creditors, and in any case no more than the debt. These creditors will repay at an estimated rate of at least 47.8%.

74.	General debts: the general debts shall be paid at a rate of 23.9%. As far as the Ability Group is aware, its general debts amount to NIS 45,519,000.

G(2)	The main elements of the proposed Debt Arrangement

75.	The proposed Debt Restructuring Plan is based on the Companies’ understandings with Hevron, Hurgin and Aurovsky, as set forth in the trilateral agreement between them, and it is also based on Hurgin’s and Aurovsky’s proposal, the key points of which are set forth below.

A copy of the trilateral agreement is attached herewith as Appendix 16.

A copy of Hurgin’s and Aurovsky’s proposal is attached herewith as Appendix 17.

76.	Understandings with Hevron:

76.1	The allocation of 74.99% of Public Ability’s issued and paid-up share capital to Hevron, in consideration of the amount of NIS 2,000,000;

76.2	The allocation of 20.01% of Public Ability’s issued and paid-up share capital to the creditors and the granting of a PUT option to the creditors, for the total amount of NIS 7,000,000, which will allow the creditors to require Hevron to purchase from them the shares allocated to them, during a period that will commence on the date on which 12 months shall have elapsed from the Completion Date, and that will end one month thereafter (13 months from the Completion Date);

76.3	Hevron’s undertaking to bring, within 18 months, new operations into the publicly traded shell corporation, with a merged value that will be not less than NIS 100,000,000;

76.4	In this manner, the Arrangement Fund will include, in addition to the funds that the Companies have and the amount of NIS 2 million, which will be injected by Hevron in consideration of the allocation of shares, shares that the creditors will be able to hold and to sell on the market or to choose to exercise the PUT option.

76.5	It should be clarified that reaching the Debt Restructuring Plan depends on the SEC’s consent to the arrangement in advance, or on the SEC’s notice that it will honor any decision that will be issued by this Honorable Court. The reason for this involves the fact that Hevron cannot agree to purchase the Ability Group pursuant to the Debt Restructuring Plan as proposed above, if he is unable to know that the alleged debt to the SEC will constitute part of the total debts in the Debt Arrangement; and that the SEC will not act to collect the balance which will not be collected in the course of the present insolvency proceeding in the framework of proceedings in the United States, while circumventing the collective insolvency proceeding that lies before us.

76.6	It follows that the proposed Debt Restructuring Plans contingent, and the Honorable Court is therefore requested to set a date as soon as practicable, as set forth at the beginning of this Motion, so as to remove the condition for the proposed Debt Arrangement.

77.	Understandings with Hurgin and Aurovsky

77.1	The transfer of the ownership of the Subsidiaries (Ability Industries, Ability Systems and Telcostar), whose operations are loss-making, to Hurgin and Aurovsky (through subsidiaries controlled by them), while “saving” debt claims by the Subsidiaries’ customers in an amount of approximately US $11 million, at least, as compared with the alternative of the termination of operations. It should be noted in this regard that, as far as the Petitioners are aware, and in accordance with examinations that have been conducted on their behalf, given that their area of operations is specific, and does not include a large number of “players,” no other bidders are interested in connection with purchasing the Subsidiaries’ operations.

77.2	A waiver of the Companies’ alleged debts to Hurgin and Aurovsky in an amount of between NIS 10.5-12.5 million (mostly debts in respect of salary), when, on the other hand, the amount of all of the claims that have been filed against them, together with a personal guarantee for a debt to one of the creditors, equates, at the present time, to a total amount of approximately NIS 6 million, and, according to the Companies’ evaluations the amount of the actual exposure in these legal proceedings is lower than the amounts being claimed.

77.3	In addition, the outline for the Debt Restructuring Plan includes upside profits of up to US $3 million, which, in accordance with Hurgin’s and Aurovsky’s proposal, will be transferred to the creditors out of the profits of the Subsidiaries’ operations in the coming years, (subject to reaching agreements with the Israel Police regarding a lien in its favor on part of the amount as specified in section 81 below) and with a waiver by Hurgin and Aurovsky, who are salaried employees of Ability Industries, of salary and profits in the coming years, as set forth in their proposal.

77.4	In this regard, it should be noted that the Directors’ and Officers’ Insurance Policy does not cover claims in respect of actions that were performed prior to February 2020; and that to the best of the Companies’ knowledge, Hurgin’s and Aurovsky’s personal assets in Israel have been seized by the Israel Police in the framework of the criminal investigation. Accordingly, according to the Companies’ assessment, Hurgin’s and Aurovsky’s contribution in the proposed Debt Restructuring Plan significantly exceeds the benefit that could be gained by the filing of an action against them on behalf of the Companies.

77.5	Full release from the claims and lawsuits against Hurgin, Aurovsky and the Subsidiaries, and also in connection with joint claims which form part of the total funds used to pay the creditors in the framework of the proposed Debt Restructuring Plan(Dr. Barkan’s claims and the claims of the Gilat Bareket law firm) in connection with Ability Limited, which is wholly owned by Hurgin and is inactive, as set forth, at length, in Section 7 of Hurgin’s and Aurovsky’s proposal (attached as Appendix 17 to this Motion).

G(3)	The proposed Debt Restructuring Plan– sources and uses

78.	In accordance with the Sources and Uses Report, details will be provided below of the sources that will be provided for payment of the Group’s debts, in the framework of the present Debt Arrangement.

A copy of the Sources and Uses Report as of February 24, 2022 is attached herewith as Appendix 18.

G(3)(a)	Sources

79.	Cash and cash equivalents: the amount of NIS 2,897,000.

80.	Fixed assets: the amount of NIS 308,000. In this regard, it should be noted that in accordance with the Companies’ assessment, the current value of the vehicles of the Ability Group is estimated in the amount of approximately NIS 251,900 (as a conservative estimate); however, it should be clarified that these vehicles have been attached, in terms of their registration, in the framework of the Israel Police’s seizure order and, therefore, they cannot be sold, except with the approval of the Israel Police. It should also be noted that other chattels of the Ability Group (such as: furniture, equipment, computers, etc.) do not have any significant financial value according to the Companies’ assessment. Accordingly, and insofar as the Israel Police does not agree to waive the Company’s assets, then the actual value of the fixed assets is zero (0).

81.	Consideration from existing and potential projects Nevertheless, taking into consideration the chances of collection as well as the fact that in the framework of the proposed Debt Arrangement, the Subsidiaries’ operations will be transferred to Hurgin and Aurovsky (because in recent years, the Companies have posted operating losses), the estimated consideration will equate to an amount of up to approximately US $3,000,000. It should be noted that the receipts from one of the customers are subject to a lien (a lien which is not registered pursuant to the provisions of Section 178 of the Companies Ordinance), as aforesaid, in favor of the Israel Police. However, in accordance with the statement made by the State’s counsel, at the Hearing held on July 21, 2021 (on page 4, lines 8-15 of the transcript), the Companies believe that it will be possible to reach agreements with the State of Israel in the matter, whereby it will be possible to make use of these receipts in favor of the Arrangement Fund.

82.	The Deposit Funds – not available: An amount of US $12,500,000 (approximately NIS 40,352,000) which is deposited, as aforesaid, in a trust account, of which the beneficiaries are Public Ability, Hurgin and Aurovsky, is not available for use, in view of the following: (1) the Israel Police’s seizure order (in this regard, as well, the Companies believe that it will be possible to reach understandings in accordance with the statements made by the State’s counsel at the Hearing); (2) the Prohibition on Disposition Order (Freezing Assets) in favor of the SEC, which prevents, inter alia, the performance of any action in relation to the funds; (3) Hurgin’s and Aurovsky’s PUT option with respect to the Deposit Funds.

83.	The allocation of 74.99% of the shares of the publicly traded shell corporation to Hevron: the amount of NIS 2,000,000 in respect of the purchase of the publicly traded shell corporation.

84.	Additional consideration from Hevron: the sale of shares of the publicly traded shell corporation, either after new operations have been brought into it, with a merged value that will be not less than NIS 100 million (an action which will dilute all of the shareholders at that time, including the creditors), or, a PUT option in the amount of NIS 7,000,000, which will allow the creditors to exercise their shares on a date on which 12 months shall have elapsed from the Completion Date, for a period of one month thereafter (a total of 13 months).

85.	The funds of the “loan” that have been repaid to the Israel Police (as set forth in Section 33-34 above): NIS 250,000.

86.	The total financing sources for the Debt Restructuring Plan (without the trust deposit which, as stated above, is not available): NIS 12,455,000.

G(3)(b)	Uses - The Ability Group’s total debts and liabilities

G(3)(b)(1)	Current payments up until the approval of the Debt Arrangement:

87.	Payments to employees (in terms of the employer’s cost): approximately NIS 50,000 per month.

88.	Payments to suppliers: approximately NIS 169,000 per month.

89.	Legal, accounting and economic representation and services: approximately NIS 125,000 per month.

90.	Additional/other payments (estimate): approximately NIS 120,000 per month.

91.	Expenses for remuneration to directors: approximately NIS 50,000 per month.

92.	Total an estimate of expenses for a period of 3 months approximately NIS 1,484,000.

93.	Payment in respect of Run-Off Insurancefor a period of 7 years: approximately NIS 2,288,000.

94.	Total estimate of operating expenses for a period of three months: approximately NIS 4,364,000.

G(3)(b)(2)	The Ability Group’s total debts

95.	Debts to employees (in terms of the employer’s cost, and not including Hurgin and Aurovsky): a debt in the amount of approximately NIS 1,457,000 of which NIS 352,000 is a priority debt As long as the employment of the employees will end.

96.	Debts to various service providers and suppliers: a debt in the amount of approximately NIS 5,858,000.

97.	The repayment of a “loan” to the Israel Police: a “debt” in the amount of NIS 5,100,000 (deducting NIS 250,000 already returned)

98.	Remuneration to directors: a past debt in the amount of approximately NIS 115,000.

99.	Debts in respect of legal services: debts to law firms in respect of various legal services, which include current handling and representation in the legal proceedings being conducted in Israel and abroad, in the total amount of approximately NIS 1,923,000.

100.	Rent, management fees and municipal property taxes: a debt claimed with personal guarantee in the amount of approximately NIS 270,000, up until August 31, 2021 (the date of the vacation and cancellation of the lease agreement in connection with the Ability Group’s previous offices;

101.	Miscellaneous expenses: debt in the amount of NIS 806,000;

102.	Debts in respect of professional services: debt in the amount of NIS 1,471,000;

103.	The Ability Group’s debts, without alleged and denied debts, that are being claimed in the various legal proceedings and without debts to Hurgin and Aurovsky amount to NIS 17,00,000.

104.	Below are detailed with respect to the Ability Group’s alleged debts, which are being claimed in various legal proceedings:

104.1	Dr. Barkan’s claim in the Lod District Court (Civil File 29551-11-15): A claim in the amount of NIS 5,000,000. However, as per the Companies’ assessment, according to legal advice, the scope of the exposure in the proceeding is lower than the amount of the claim.

104.2	Benjamin Gordon’s claim against the insurance company in the Tel Aviv District Court (Civil File 24584-09-19): A claim in the amount of NIS 13,000,000. According to the Companies’ assessment, the scope of the exposure in the proceeding is lower than the amount of the claim.

104.3	The claim by Gilat Bareket & Co., Attorneys at Law, in the Tel Aviv Magistrates Court (Civil File 41827-09-21): A claim in the amount of NIS 629,378.54. This is a general-regular (alleged) creditor.

104.4	The SEC’s claim: A demand in the amount of US $24.3 million. According to the Companies, the SEC is a deferred creditor.

104.5	Pottash’s claim: a default judgment in the amount of US $1,249,104. (Approximately NIS 4 million)

104.6	Hammel’s claim: a default judgment in the amount of US $1,878,272. (Approximately NIS 6 million)

105.	The alleged and denied debts in the framework of legal proceedings equate to a total of approximately NIS 107 million (including the SEC’s claim) (converted according to an amount in US dollars of 78.5 million converted from US Dollar

106.	The Ability Group’s debts (as a conservative estimate) together with the alleged debts in the framework of legal proceedings (include deferred creditors), amount to approximately NIS 124 million.

H.	Conclusion

107.	The addition of the Israel Securities Authority to the proceeding is in accordance with the provisions of Section 15A(a)(3) of the Securities Law, according to which approval shall be granted to an allocation or transfer of securities to the holders of securities of a corporation, only after the Israel Securities Authority shall be given an opportunity to attend the proceeding and to present its position with respect to the need for the publication of a prospectus.

108.	This Motion is supported by an affidavit of Mr. Evyatar Cohen, CFO of the Ability Group.

Adv. Hadar Israeli	Adv. Michael Dubin	Adv. Liron Dahan

Counsel for the Petitioners

Affidavit

I, the undersigned, Evyatar Cohen, bearer of ID No. 025104464, having been cautioned that I must state the truth and that I shall be liable for the penalties prescribed by law if I do not do so, hereby declare the following, in writing:

1.	I am making this affidavit in support of the Motion to Bring a Debt Arrangement for the Approval of the Stakeholders and the Motion to Set a Date for a Hearing in the Near Future (the “Motions”), brought on behalf of the Petitioners, Ability Inc., Ability Computer & Software Industries Ltd., Ability Security Systems Ltd., and Telcostar Pte Ltd. (respectively, “Public Ability,” “Ability Industries,” “Ability Systems,” and “Telcostar”; Petitioners 1-4, collectively, the “Companies” or the “Ability Group”; and Petitioners 2-4, collectively, the “Subsidiaries”), which is being filed with the Tel Aviv-Jaffa District Court in Insolvency Claim 30162-07-21.

2.	I serve as the CFO of the Companies.

3.	I know all of the details in this affidavit from personal knowledge, from documents I have examined, and from clarifications I have conducted.

4.	The outline of the proposed debt arrangement on behalf of the Companies is based on: (1) the sale of the publicly traded shell corporation of Public Ability; (2) a contribution by Mr. Anatoly Hurgin and Mr. Alexander Aurovsky (“Hurgin” and “Aurovsky,” respectively), while waiving the Companies’ debts to them (in consideration for a discharge from debts related to the Companies); and (3) the Companies’ internal sources, in the form of the provision of funds they hold for the purpose of the repayment of all of their debts.

The proposed debt arrangement is attached hereto as Appendix 1.

A.	General Background about the Ability Group

A(1)	The Ability Group and Its Operations

5.	As stated in the Urgent Motion to Stay Proceedings in Favor of Formulating a Debt Arrangement in Connection with the Companies, including the appendices thereto, which was filed (ex parte) on July 14, 2021 (the “Motion to Stay Proceedings”), Public Ability is a foreign company, incorporated under Cayman laws on September 1, 2015. It became a public company following a reverse triangular merger with a special purpose acquisition company (SPAC) by the name of Cambridge Capital Acquisition Corporation, which was traded, at the time of the merger, on the NASDAQ (the “Merger” and “Cambridge,” respectively).

6.	On January 12, 2016, Public Ability’s shares were listed on the Tel Aviv Stock Exchange, as a “dual-listing,” in accordance with the provisions of Chapter E of the Securities Law, 5728-1968 (the “Securities Law”). On December 27, 2019, Public Ability’s shares were delisted from trading on the NASDAQ, and as of February 2022, its shares are traded on the Tel Aviv Stock Exchange and also on the OTC Pink Sheets.[2]

[2]	Over-the-counter (OTC) is a platform for listing securities that are less marketable as compared with a primary stock exchange, such as the NASDAQ.

7.	Public Ability operates through the Subsidiaries, holding 100% of their shares: (1) Ability Computer & Software Industries Ltd.; (2) Ability Security Systems Ltd.; and (3) Telcostar Pte Ltd.

A copy of a printout from the Registrar of Companies with respect to Ability Industries and Ability Systems is attached herewith as Appendix 2.

A copy of the document of incorporation with respect to Telcostar is attached herewith as Appendix 3.

8.	The Ability Group has provided services to security entities and various government agencies, including law enforcement authorities, intelligence organizations, and military entities, to some 50 countries around the world. As of February 2022, the Ability Group has three main customers.

9.	The Ability Group’s offices are located in Israel, at 8 Hachortim Street in Holon, and as of the date of the filing of these Motions, the Ability Group has four employees, after significant downsizing proceedings that were implemented in 2021.

10.	In accordance with Public Ability’s financial statements, in 2020, the Ability Group’s income amounted to a total of approximately USD 1,700,000, representing a total loss of approximately USD 6,700,000 for that year.

A copy of Public Ability’s financial statements for the years 2019-2020 is attached hereto as Appendices 4-5.

A(2)	The Shareholders of Public Ability

11.	Below is the distribution of the shareholding in the Company: (1) Hurgin holds approximately 13.91% of the share capital (and approximately 10.44% of the voting rights ); (2) Aurovsky holds approximately 17.67% of the share capital (and approximately 14.55% of the voting rights ); (3) R.E. Underwriting Ltd., a company controlled by Mr. Roi Eisenman, holds approximately 5.64% of the share capital (and approximately 6.19% of the voting rights); and (4) the public holds approximately 62.78% of the share capital (and approximately 68.82% of the voting rights).

12.	Hurgin and Aurovsky are the founders of Ability Industries, and they serve as developers at the Companies in all matters pertaining to the conducting of the Companies’ business, in view of their expertise in the Ability Group’s areas of operations, their experience as businessmen, and also their acquaintance with a broad base of existing and potential customers in the Ability Group’s area of business. Hurgin serves as the chairman of Public Ability’s board of directors, the CEO of the Ability Group, and a director of the Subsidiaries, while Aurovsky serves as the Chief Technology Officer and a director of Public Ability and of the Subsidiaries.

C	The Financial Difficulties of the Ability Group

13.	As known, in late 2019, the COVID-19 virus began to spread around the world. The World Health Organization declared it a global pandemic in March 2020. The restrictions on movement imposed by many countries around the world led to a genuine difficulty for the Companies to perform demonstrations and marketing of their various services, and these restrictions also made it difficult and, in certain cases, even prevented the Ability Group’s capability to complete all of the installations as required for the various systems that had been purchased from it.

14.	Furthermore, in the wake of the COVID-19 pandemic, many countries chose to direct budgets to dealing with the health effects caused by COVID-19 (such as buying vaccinations, purchasing medical equipment, setting up hospitals, etc.). As a consequence of this decision made by many countries, which, as aforesaid, constitute the Ability Group’s target audience, the Ability Group’s circle of potential customers was significantly reduced.

15.	Accordingly, given that (1) most of the Ability Group’s operations are concentrated and performed abroad, (2) the Ability Group is dependent on a number of individual customers in several large-scale projects, and (3) the Ability Group’s customers were negatively and significantly affected by the COVID-19 pandemic, I emphasize that the COVID-19 pandemic had, and is still having, an impact on all of the Ability Group’s operations, and it has caused it significant economic damage.

16.	I will clarify in this regard that even before the COVID-19 pandemic, Ability suffered from financial difficulties, inter alia, as a consequence of a plethora of legal proceedings conducted against it in recent years. The COVID-19 pandemic has adversely affected the Ability Group’s financial situation, and it has exacerbated the Companies’ economic distress.

C.	Legal Proceedings to Which the Companies Are a Party

C(1)	Legal Proceedings in Israel

Dr. Elad Barkan’s claim in the Lod District Court (Civil File 29551-11-15)

17.	According to legal advice I have received, this is a proceeding that deals with issues of patent laws, which was filed by Dr. Elad Barkan against Public Ability, Ability Industries, Ability Systems, Hurgin, Aurovsky, and Ability Limited (a company set up in Hong Kong in 2004 and that was used, according to Hurgin and Aurovsky, for implementing, over the years, the Companies’ international trading operations; this company has not been active for about a decade and, at the present time, is wholly owned by Hurgin), for NIS 5,000,000.

18.	According to legal advice I have received, in this proceeding, a pre-trial hearing was recently held on February 14, 2022, after the filing of evidence on behalf of the parties.

The claim by Gilat Bareket & Co., Attorneys at Law, in the Tel Aviv Magistrates’ Court (Civil File 41827-09-21)

19.	According to legal advice I have received, this is a proceeding in the amount of NIS 629,378, which deals with an alleged debt for fees to Gilat Bareket & Co., Attorneys at Law, which represented the defendants in the framework of Dr. Elad Barkan’s aforesaid claim.

20.	According to legal advice I have received, on January 16, 2022, the defendants filed a statement of defense and a pre-trial hearing on the file was scheduled for May 2, 2022.

Benjamin Gordon’s claim against the insurance company in the Tel Aviv District Court (Civil File 24584-09-19)

21.	According to legal advice I have received, this is a proceeding that deals with the claim of a former director, Mr. Benjamin Gordon, against Public Ability’s insurance company, in which Mr. Gordon requested that the court order the insurance company to indemnify him for his costs in respect of conducting legal proceedings in Israel and in the United States, which were, according to him, pursuant to Public Ability’s directors’ and officers’ insurance policy. The action was estimated in the amount of approximately NIS 13,000,000.

22.	According to legal advice I have received, in accordance with the discharge agreement Public Ability signed with the insurance company, Public Ability is required to indemnify the insurance company in respect of any payment the court may impose upon it in said proceeding. The proceeding was referred to mediation by the court. However, the mediation did not succeed.

A copy of the discharge agreement is attached hereto as Appendix 6.

23.	According to the legal advice I have received, this action is still pending, and the Ability Group is not a party thereto.

The criminal investigation by the State of Israel

24.	According to the legal advice I have received, a criminal investigation is being conducted against Ability Industries, Ability Systems, Hurgin, and Aurovsky by the Israel Police’s Unit of International Crime Investigations, by a joint investigation team of the Israel Police and the Israel Tax Authority, on the suspicion of the commission of customs offenses, obtaining goods by deception, and money laundering. Arrests and searches have been made. Further details with respect to funds seized in the course of the investigation have been permitted for publication in the Company’s reports. However, the rest of the details of the investigation are subject to a gag order.

25.	According to legal advice I have received, as stated in the State of Israel’s response in the present proceeding, dated July 20, 2021, against Hurgin and Aurovsky (in their capacity as officers of the Ability Group) and others, a criminal investigation was opened in respect of suspicions of the commission of offenses pursuant to the Prohibition on Money Laundering Law in a scope exceeding NIS 100,000,000. According to legal advice I have received, as can also be seen from the State of Israel’s response, in the framework of the open investigation, property belonging to the investigation subjects was seized in the value of the alleged money laundering offenses.

26.	According to legal advice I have received, on September 15, 2019, the Israel Police seized the Ability Group’s bank accounts, also including the deposit funds (the “Deposit Funds”). Throughout 2020, the Ability Group reached arrangements in connection with the repayment of part of the funds seized by the Israel Police, pursuant to which Ability Industries and Ability Systems received a “loan” out of the seized funds, in the amount of NIS 5,350,000, out of which the sum of NIS 250,000 has been repaid to the Israel Police. The funds that still need to be repaid to the Israel Police in respect of said “loan” currently amount to NIS 5,100,000.

27.	According to legal advice I have received, against said “loan” provided by the Israel Police to Ability Industries and Ability Systems, out of the seized funds, a lien, in favor of the Israel Police (with consent, which was not recorded with the Registrar of Pledges or with the Registrar of Companies in accordance with the provisions of Section 178 of the Companies Ordinance [New Version], 5743-1983), was placed on a receipt. This receipt was due to be received from one of Ability Industries’ customers, in the amount of USD 1,750,000.

28.	According to legal advice I have received, Public Ability is not a party to the criminal proceeding, it is not suspected of anything, and, to the best of its knowledge, its business is not being investigated as part of the suspicions being investigated in the criminal investigation.

29.	Public Ability’s most significant asset (which is registered both as an asset and also as a liability to Hurgin and Aurovsky in its books and in its reports) seized by the State of Israel (the Israel Police) in the course of the criminal proceeding is the Deposit Funds, which are deposited in a trust account in the name of Public Ability, Hurgin, and Aurovsky, in the amount of approximately USD 12,500,000. An additional asset seized by the State of Israel is a bank account in which the amounts as set forth in Section 26 above were seized, and, at the present time, it holds NIS 250,000, as aforesaid.

30.	The Deposit Funds are subject to a PUT option, held by Hurgin and Aurovsky, which is valid until March 1, 2026, and which confers on them the right to sell to Public Ability 117,327 of its shares, held by them, in consideration for the amount of the Deposit Funds.

31.	According to legal advice I have received, in connection with the Deposit Funds, a Prohibition on Disposition Order was issued, at the SEC’s request, on July 29, 2021, and on January 12, 2022, the SEC filed a motion for the United States court to order the transfer of the Deposit Funds to the United States.

C(2)	Legal Proceedings in the United States

The SEC’s claim against Public Ability, Ability Industries, Hurgin, and Aurovsky (Case No. 19-19-civ-05705)

32.	According to legal advice I have received, after an investigation proceeding was carried out by the SEC in connection with the merger transaction with Cambridge, and in connection with business and financial information of Public Ability, a civil claim was filed by the SEC in the United States District Court for the Southern District of New York, against Public Ability, Ability Industries, Hurgin, and Aurovsky, in respect of (alleged) violations of US securities laws.

33.	According to legal advice I have received, Public Ability and Ability Industries reached an arrangement with the SEC to agree to a judgment with respect to liability, without admitting or denying what was attributed to them, an agreement known as a “bifurcated settlement.” This arrangement determined that the amount of compensation from the Companies would be determined in the future, while, at the same time, the litigation with respect to Hurgin and Aurovsky would continue (and this is still the situation, as of the date of the filing of these Motions). The agreement was approved by the United States court on December 10, 2019.

34.	I shall emphasize that as far as I understand it, the bifurcated settlement was signed because of the Ability Group’s serious financial situation at that time (a situation that has grown worse, as aforesaid, due to the COVID-19 pandemic), as a result of which the Ability Group was unable to continue to bear the fees of its attorneys in the United States.

35.	As far as I understand it, the starting assumption of Public Ability and Ability Industries was that the amount of compensation in their regard would be determined after Hurgin’s and Aurovsky’s liability was determined (if any), because, according to legal advice I have received, the Companies’ liability was supposed to be derived from Hurgin’s and Aurovsky’s activities, as organs of the Companies.

36.	According to legal advice I have received, Hurgin and Aurovsky undertook an undertaking, granted the validity of a decision, not to exercise the PUT option in their favor, by March 1, 2021, a date that has long since passed. In addition, Public Ability has undertaken, in accordance with understandings granted the validity of a decision, that neither it nor any entity on its behalf would approve or allow the exercise of the options in favor of Hurgin and Aurovsky, and that it would not instruct Bank Leumi, where the trust account is held, to release the Deposit Funds for the purpose of the exercise of the options by Hurgin and Aurovsky, before the SEC’s claim has come to an end.

A copy of the undertakings by Public Ability, Ability Industries is attached hereto as Appendices 7-8.

A copy of the decision with respect to the approval of said understandings is attached hereto as Appendix 9.

37.	According to legal advice I have received, on July 29, 2021 (after a hearing had already been held before the Honorable Court), the Prohibition on Disposition Order was issued, which froze the Deposit Funds that had been deposited in the trust account, and which also ordered, inter alia, Public Ability, Ability Industries, Hurgin, and Aurovsky, as well as related parties, including employees, representatives, and attorneys, to refrain from making any disposition of the Deposit Funds.

A copy of the Prohibition on Disposition Order, dated July 29, 2021, is attached hereto as Appendix 10.

38.	According to legal advice I have received, on January 12, 2022, the SEC applied to the United States court with a motion against Public Ability and Ability Industries, that a total amount of approximately USD 24.3 million, consisting of an amount of approximately USD 19 million, which the SEC claims was produced unlawfully, together with interest of approximately USD 5.3 million, should be forfeited in favor of the SEC. In addition, the SEC requested that for the purpose of securing payment of the forfeited amount, the United States court should declare the Deposit Funds as funds held in a constructive trust for the benefit of the public shareholders.

A copy of the SEC’s motion, dated January 12, 2022, is attached hereto as Appendix 11.

39.	To that end, and in view of the fact that Public Ability has no financial sources to pay the fine (and this is mentioned in the SEC’s motion), the United States court was requested, according to legal advice I have received, to order, in said motion, that the Deposit Funds be transferred to the United States. In this respect, I will mention, once again, that according to legal advice I have received, the Deposit Funds were seized by the State of Israel pursuant to an order for the seizure of assets issued as part of an investigation, which, as aforesaid, is subject to a gag order.

The claim of Mr. Pottash et al., being conducted in a court in Florida, USA (Case No. 50-2016-CA-013823)

40.	According to legal advice I have received, on December 13, 2016, two investors in Public Ability filed an action for USD 1,100,000 with a court in the State of Florida, against Public Ability and a former director, Mr. Benjamin Gordon, on the grounds of violating the securities laws of the State of Florida, defrauding investors, and making negligent misrepresentations.

41.	According to legal advice I have received, after a period during which Public Ability was represented in the proceeding, its counsel in the case was forced to resign, due to the non-payment of attorneys’ fees, because Public Ability was not able to continue to meet the payments. Subsequently, a default judgment was entered in that proceeding on October 19, 2021, against Public Ability, in the amount of USD 1,249,104.

A copy of the default judgment dated November 10, 2021, is attached herewith as Appendix 12.

The claim of Mr. Hammel et al., being conducted in a court in Florida, USA (Case No. 50-2018-CA-000762-MB-AG)

42.	According to legal advice I have received, on January 19, 2018, an additional claim was filed with a court in the State of Florida, for the amount of USD 1,600,000, by an investor in Public Ability, Mr. Robert Hammel. The claim was filed against Public Ability and a former director, Mr. Benjamin Gordon, on the grounds of violating the securities laws of the State of Florida, defrauding investors, and making negligent misrepresentations.

43.	According to legal advice I have received, in view of the resignation by Public Ability’s counsel from representation in the proceeding there, due to the non-payment of attorneys’ fees, a default judgment was entered against Public Ability on December 9, 2021, in the amount of USD 1,878,272.

A copy of the default judgment dated December 9, 2021, is attached herewith as Appendix 13.

D.	The Companies’ Efforts to Formulate a Debt Arrangement

44.	In the months that have passed since the hearing held on July 21, 2021, an independent committee of Public Ability’s board of directors was set up, which acted intensively, through a number of channels concurrently, together with legal advisors in Israel and in the United States, to formulate a creditors’ arrangement. The Ability Group has been receiving professional services for about four months from KCR, headed by Avi Kaminski, for the purpose of formulating a debt arrangement, and it has also been receiving professional services from CPA Amir Soraya, of the accounting firm Knobel Beltzer Soraya & Co., which prepared its opinion with respect to the Companies’ present state of insolvency.

45.	Therefore, following the aforesaid hearing, the Companies embarked upon intensive efforts to formulate a debt arrangement. In view of the fact that the debt arrangement being formulated involved understandings with Hurgin and Aurovsky, an independent committee of Public Ability’s board of directors was appointed (the “Independent Committee”). Three directors who have no connection to Hurgin and Aurovsky, including the two outside directors, were members of the Independent Committee, and the Independent Committee’s objective was to act to formulate a debt arrangement for the Ability Group.

46.	The Independent Committee met with bidders in connection with the purchase of the publicly traded shell corporation of Public Ability (the “Bidders”) and it received proposals from them. It also met with Hurgin and Aurovsky, to receive a proposal from them as well. In addition, the Independent Committee met with economic experts, who provided professional services regarding the arrangement proceedings and an economic opinion.

47.	After an intense preliminary round of meetings, the Independent Committee recommended to Public Ability’s board of directors that it engage on behalf of the Companies with KCR, headed by Avi Kaminski, who is an expert on corporate recovery and rehabilitation proceedings. It was subsequently decided that the economic-accounting opinion would be provided separately by CPA Amir Soraya, of the accounting firm Knobel Beltzer Soraya & Co., who also has experience in insolvency proceedings and in preparing opinions for the purposes of debt arrangements.

48.	Subsequently, an additional round of meetings was held, in which a team from KCR participated, with the Bidders and with Hurgin and Aurovsky, while improving the proposals that had been received from them. Following the additional round of meetings, KCR recommended to Public Ability’s board of directors, after an analysis and scoring of the Bidders’ proposals that were received, in accordance with quantitative and qualitative parameters, that it select Hevron’s proposal for the purpose of holding negotiations for the signing of a binding agreement for the purchase of the publicly traded shell corporation of Public Ability.

A copy of KCR’s analysis and recommendation in connection with the Bidders’ proposals is attached herewith as Appendix 14.

49.	Concurrently with the well-ordered proceeding held by the Independent Committee as aforesaid, the Companies’ management acted to stabilize the Companies’ operations, to reduce their expenses and their costs, and to arrange representation in all of the legal proceedings that had been initiated against the Companies, including the following:

49.1	The Companies acted to stop accumulating new debts (due to the transition to a reduced format of operations) and, as a rule, are not paying past debts;

49.2	The Companies acted to reduce total debts, so as to allow the formulation of a debt arrangement;

49.3	According to legal advice I have received, the Companies are paying suppliers and service providers solely in the framework of actions in the normal course of business and/or if appropriate consideration, in the circumstances of the matter, was given shortly thereafter (the exceptions that are set forth in Section 219(b) of the Insolvency Law);

49.4	The number of employees at the Companies was reduced to the minimum possible, to four employees only (including Hurgin and Aurovsky, who do not receive a salary);

49.5	The Companies relocated to a significantly cheaper and smaller workspace at 8 Hachortim Street in Holon (instead of large offices in Tel Aviv);

49.6	Negotiations were held with the Companies’ suppliers and service providers, in order to reduce rates and bring down costs;

49.7	The Companies acted to reduce the amounts of charges and sanctions that had been imposed thereupon due to their serious financial situation; and

49.8	The Companies arranged their representation in the legal proceedings in Israel and abroad, so as to defend themselves and to avoid ex parte judgments and collection proceedings, and in cases where ex parte judgments had already been handed down (in view of the resignation of the Companies’ counsel), they acted to try to vacate them and to formulate arrangements.

50.	According to legal advice I have received, these actions were helpful in stabilizing the Companies’ operations and in bringing them to a situation in which a stay of proceedings in the present Motions is not being requested.

H.	The Proposed Debt Arrangement

51.	In accordance with the opinion provided by Mr. Soraya, CPA, the Companies are insolvent both pursuant to the cash-flow test and also pursuant to the balance-sheet test, as set forth in Section 2 of the Insolvency Law. The determinations in the opinion come in addition to debts whose collection is in arrears and in addition to the “going concern” note in Public Ability’s consolidated financial statements dated June 30, 2021.

A copy of the opinion is attached herewith as Appendix 15.

52.	The proposed debt arrangement is based on the Companies’ understandings with Hevron, Hurgin, and Aurovsky, as set forth in the trilateral agreement between them, and it is also based on Hurgin and Aurovsky’s proposal.

A copy of the trilateral agreement is attached herewith as Appendix 16.

A copy of Hurgin and Aurovsky’s proposal is attached herewith as Appendix 17.

A copy of the sources and uses report as of February 24, 2022, is attached herewith as Appendix 18.

I hereby declare this is my name, this is my signature, and the contents of this my affidavit are true.

__________________

Evyatar Cohen

Certification

I, the undersigned, Adv. Liron Dahan, License No. 84700, hereby confirm that on February 24, 2022, there appeared before me Mr. Evyatar Cohen, ID no. 025104464 identified by me and who is known to me personally and/or a regular client in accordance with the definition of Rule 14 (c) of the Rules of the Bar Association (Professional Ethics), 5766-1986.

The appearance before me was made through the visual committee which is documented with me, when the declarant appears before me on the screen, when his statement is the subject of verification before him and he declares to me that he is in the State of Israel at the time of signing and verifying and he agrees to the visual documentation and use. After I cautioned him that he must state the truth and that he will be liable for the penalties prescribed by law if he does not do so, he confirmed the accuracy of his declaration which was presented to me in full within the framework of the visual committee and signed it in front of me.

___________________	___________________
Date	Adv. Liron Dahan

In the Tel Aviv-Jaffa District Court	Insolvency File: 30162-07-21

In the matter of:                   The Insolvency and Economic Rehabilitation Law, 5778-2018 (the “Insolvency Law”)

The Insolvency and Economic Rehabilitation Regulations, 5779-2019

(the “Insolvency Regulations”)

And in the matter of:

1.      Ability Inc., Company registered in the Cayman Islands, No. 303448

2.       Ability Computer & Software Industries Ltd., Private Company No. 51191182

3.      Ability Security Systems Ltd., Private Company No. 514020205

4.     Telcostar Pte Ltd., Company registered in Singapore, No. 201537197R

Represented by counsel, Barnea, Jaffa, Lande & Co., Law Offices of 58 HaRakevet Street, Tel Aviv, 6777016

Tel: 03-6400600; Fax: 03-6400650

The “Petitioners”

And in the matter of:

1.        Anatoly Hurgin, ID No. 306908641

2.        Alexander Aurovsky, ID No. 306345687

Represented by counsel, Tel-Zur & Co., Law Offices

of 7 Masada Street (4 BSR Tower), Bnei Brak

Tel: 03-7177700, Fax: 03-7177711

The “Shareholders”

And in the matter of:	Yaniv Hevron, ID No. 034093021 Represented by counsel, Barnea, Jaffa, Lande & Co., Law Offices of 58 HaRakevet Street, Tel Aviv, 6777016 Tel: 03-6400600; Fax: 03-6400650
The “Purchaser” or “Hevron”

And in the matter of:	The Commissioner of Insolvency and Economic Rehabilitation Proceedings of 2 Hashlosha Street, Tel Aviv-Jaffa Tel: 073-3923222; Fax: 02-6467551
The “Commissioner”

Proposed Debt Restructuring Plan

The Petitioners, Ability Inc., Ability Computer & Software Industries Ltd., Ability Security Systems Ltd. and Telcostar Pte Ltd., hereby respectfully propose to the Stakeholders a Debt Restructuring Plan by virtue of Section 321 of Chapter J of the Insolvency and Economic Rehabilitation Law, 5778-2018, as set forth below:

A.	Definitions

53.	In this Debt Restructuring Plan, the following terms shall have the meaning set forth beside them:

53.1	The “Insolvency Law”: the Insolvency and Economic Rehabilitation Law, 5778-2018;

53.2	The “National Insurance Law”: the National Insurance [Consolidated Version] Law, 5755-1995;

53.3	The “Company” or “Public Ability”: Ability Inc.;

53.4	“Ability Industries”: Ability Computer & Software Industries Ltd.

53.5	“Ability Systems”: Ability Security Systems Ltd.

53.6	The “Subsidiaries”: Ability Industries, Ability Systems and Telcostar Pte Ltd.;

53.7	The “Ability Group” or the “Companies”: The Company and the Subsidiaries;

53.8	The “Court”: The Tel Aviv-Jaffa District Court (before the Honorable Judge Iris Lushi-Abudi);

53.9	“Hurgin and Aurovsky”: the Shareholders, Anatoly Hurgin (hereinafter: “Hurgin”) and Alexander Aurovsky (hereinafter: “Aurovsky”);

53.10	The “Purchaser” or “Hevron”: Mr. Yaniv Hevron, himself and/or through a company controlled by him and/or through any entity on his behalf;

53.11	The “Trilateral Agreement”: The Agreement between the Ability Group, Hevron, and Hurgin and Aurovsky;

53.12	Hurgin’s and Aurovsky’s Proposal: Hurgin’s and Aurovsky’s proposal dated February 8, 2022;

53.13	The “Completion Date”: The date of the satisfaction of the conditions precedent, as defined in Chapter H below;

53.14	The “Trustee”: A Trustee who will be appointed by the Court in accordance with the provisions of Section 326 of the Insolvency Law;

53.15	The “Final Date for Submitting Debt Claims”: The date that will be determined by the Court as the final date for submitting debt claims to the Trustee.

53.16	“Stakeholders”: Creditors and members of a corporation, as this term is defined in Section 318 of the Insolvency Law, including anyone who had, on the Final Date for Submitting Debt Claims, any claim and/or demand and/or lawsuit, whether certain or contingent, existing or future, financial or otherwise, specified or unspecified, whether a debt claim has been submitted in respect thereof or not, including, but not limited to, contractual claims, claims in tort, piercing the corporate veil, and any other cause of action against the Companies and/or the Shareholders;

53.17	The “SEC”: The U.S. Securities and Exchange Commission;

53.18	The “Bankruptcy Estate”: The bankruptcy estate from which the debts shall be paid to the Stakeholders.

53.19	The “Parties”: The Ability Group, Hurgin and Aurovsky, Hevron and the Stakeholders.

B.	The Purpose of the Proposed Debt Restructuring Plan – General:

54.	The purpose of this Debt Restructuring Plan is to maximize the rate of the debt that will be paid to the Companies’ creditors.

55.	This Debt Restructuring Plan is intended to exhaust all of the rights of the Ability Group’s creditors and also the creditors of Hurgin and Aurovsky, in all matters pertaining to the debts related to their activity within the Ability Group, who have a cause of action and/or demand and/or claim of a debt – up to and including the approval of the Debt Restructuring Plan by the Court. Thereafter, neither the Stakeholders nor any entity on their behalf will take any legal action whatsoever against the Ability Group, Hurgin or Aurovsky (and Ability Limited as set forth in section 99 below), in connection with the said debts.

56.	The Debt Restructuring Plan is being proposed based on the assumption that the Companies are insolvent, and that under the circumstances of the matter, a Debt Restructuring Plan is preferable to an order to initiate proceedings – both for the Companies and for the alleged creditors. In accordance with the opinion that was prepared by the accounting firm Soraya Consultants Ltd., the Companies are insolvent from both the cash-flow perspective and the balance-sheet perspective, as set forth in Section 2 of the Insolvency Law.

A copy of the opinion of Mr. Soraya, CPA is attached herewith as Appendix 1

As set forth below, the proposed Debt Restructuring Plan is based on the Companies’ understandings with Hevron, Hurgin and Aurovsky, as set forth in the Trilateral Agreement and in Hurgin’s and Aurovsky’s Proposal. The Companies believe that these understandings contain significant advantages for the creditors, given that, on the one hand, they allow, inter alia, the sale of the publicly traded shell corporation of Public Ability, without reducing the exercise values and without the “sword” of an order to initiate proceedings, while increasing the total assets; and, on the other hand, they allow a significant reduction in the total debts, inter alia, by receiving future receipts (as set forth below).

57.	Under these circumstances, and given that the Companies are, as aforesaid, insolvent from both the cash-flow perspective and the balance-sheet perspective, the consideration to the Stakeholders is expected to be significantly higher in the framework of the proposed Debt Restructuring Plan as compared with the alternatives in which an order to initiate proceedings would be issued to the Companies.

58.	It should be noted in this context that the engagement in the Trilateral Agreement was made following a round of meetings and KCR recommendation to the Public Ability board of directors, after analysis and scoring of the bidders’ proposals that had been received, in accordance with quantitative and qualitative parameters.

A copy of KCR’s analysis and recommendation in connection with the Bidders’ proposals is attached herewith as Appendix 2.

59.	On the other hand, if the Debt Restructuring Plan is not approved, this will lead, with almost certain likelihood, to the issuance of an order to initiate proceedings against the Companies, which, in the Companies’ opinion, would lead to the loss of significant and extensive value for the creditors, inter alia, in view of the impairment of value of the publicly traded shell corporation and the lack of any possibility of receiving any consideration whatsoever from the Companies’ loss-making operations.

60.	The Ability Group will bring this Debt Restructuring Plan to the general public’s attention by publishing it in Israel and abroad, when the methods of publication, the manner of publication, and the countries in which the publication will be made shall be determined by the Court. The costs of the publication of this Debt Restructuring Plan will constitute, for all intents and purposes, part of the costs of the insolvency proceedings.

61.	As part of this Debt Restructuring Plan a Trustee will be appointed by the Court in accordance with the provisions of Section 326 of the Insolvency Law.

62.	After the approval of this Debt Restructuring Plan by the Court, all of the Ability Group’s assets and all of its rights will be transferred and contributed to the Bankruptcy Estate, with the exception of rights or liabilities that cannot be transferred as a matter of law, and with the exception of rights that have been excluded pursuant to this Debt Restructuring Plan.

The Sources and Uses Report which is attached to this Debt Restructuring Plan as Appendix 3 constitutes an integral part hereof – and it specifies, inter alia, the Ability Group’s assets, its known creditors and its liabilities.

63.	The proposed Debt Restructuring Plan does not include the funds that are held in a deposit in a trust account with Bank Leumi, the beneficiaries of which are Public Ability and Hurgin and Aurovsky, in the amount of approximately US $12,500,000 (hereinafter: the “Deposit Funds”).

64.	The Deposit Funds are subject to the PUT option that is held by Hurgin and Aurovsky, whose validity has been extended to March 1, 2026, which confers on them the right to sell shares to Public Ability, and to receive possession of the Deposit Funds. In addition, on July 29, 2021, a stay of proceedings order, issued by the New York Federal Court, at the request of the SEC, was imposed on the Deposit Funds, which ordered the prohibition of any disposition of funds, until the end of the proceeding being conducted in New York, against Public Ability, Ability Industries, Hurgin and Aurovsky, and the execution of the financial judgment that will be handed down in that proceeding against the Companies, if any. Also, the trust account that contains the Deposit Funds was seized by the Israel Police in the course of the criminal investigation that is being conducted against Ability Industries, Ability Systems, Hurgin and Aurovsky in Israel, the main details of which are subject to a gag order.

C.	Background about the Ability Group and its Situation

C(1)	The Ability Group and its Operations

65.	Public Ability is a foreign company, incorporated under Cayman laws on September 1, 2015, and became a public company following a reverse triangular merger with a special purpose acquisition company (SPAC) by the name of Cambridge Capital Acquisition Corporation, which was traded, at the time of the merger, on the NASDAQ (hereinafter: the “Merger” and “Cambridge,” respectively).

66.	On January 12, 2016, Public Ability’s shares were listed on the Tel Aviv Stock Exchange (hereinafter: the “Stock Exchange”), as a “dual-listing,” in accordance with the provisions of Chapter E of the Securities Law, 5728-1968 (hereinafter: the “Securities Law”). On December 27, 2019, Public Ability’s shares were delisted from trading on the NASDAQ, and as of the date of the filing of this Debt Restructuring Plan, its shares are traded on the Tel Aviv Stock Exchange, and also on the OTC Pink Sheets.[3]

67.	Public Ability operates through the Subsidiaries, in which it holds 100% of their shares: (1) Ability Industries; (2) Ability Systems; (3) Telcostar Pte Ltd.

68.	The Ability Group provided services to security entities and various government agencies, including the law enforcement authorities, intelligence organizations and military entities, to some 50 countries around the world. As of February 2022, the Ability Group has three main customers.

69.	The Ability Group’s offices are located in Israel, at 8 Hachortim Street in Holon; and as of February 2022, the Ability Group has four employees, after significant downsizing implemented in 2021.

70.	In accordance with Public Ability’s financial statements, in 2020, the Ability Group’s income amounted to a total of approximately US $1,700,000, representing a total loss of approximately US $6,700,000 for that year.

[3]	Over-The-Counter (OTC) – is a platform for listing securities that are less marketable as compared with a primary stock exchange, such as the NASDAQ.

C(2)	The Shareholders of Public Ability

71.	Below is the distribution of the shareholdings in the Company: (1) Hurgin holds approximately 13.91% of the share capital (and approximately 10.44% of the voting rights ); (2) Aurovsky holds approximately 17.67% of the share capital (and approximately 14.55% of the voting rights ); (3) R.E. Underwriting Ltd., a company controlled by Mr. Roi Eisenman, holds approximately 5.64% of the share capital (and approximately 6.19% of the voting rights); and (4) the public holds approximately 62.78% of the share capital (and approximately 68.82% of the voting rights).

72.	Hurgin and Aurovsky are the founders of Ability Industries, and they serve as developers at the Companies, in all matters pertaining to the conducting of the Companies’ business, in view of their expertise in the Ability Group’s areas of operations, their experience as businessmen, and also their acquaintance with a broad base of existing and potential customers in the Ability Group’s area of business. Hurgin serves as the chairman of the Board of Directors of Public Ability, the CEO of the Ability Group and a director of the Subsidiaries; and Aurovsky serves as the Chief Technology Officer and a director of Public Ability and of the Subsidiaries.

C(3)	The Financial Difficulties of the Ability Group

73.	As we all know, in late 2019, COVID-19 began to spread around the world, which was declared as a global pandemic by the World Health Organization in March 2020. The Israeli economy and also the economies around the world were forced to deal with a pandemic that caused a health crisis and an economic crisis in extensive scopes.

74.	The restrictions on movement that were imposed by many countries around the world led to a genuine difficulty for the Companies to perform demonstrations and marketing of their various services, and these restrictions also made it difficult and, in certain cases, even prevented the Ability Group’s capability of completing all of the installations as required for the various systems that had been purchased from it.

75.	Furthermore, in the wake of the COVID-19 pandemic, many countries chose to direct budgets to dealing with the health effects caused by COVID-19 (such as: buying vaccinations, purchasing medical equipment, setting up hospitals, etc.). As a consequence of this decision, made by many countries which, as aforesaid, constitute the Ability Group’s target audience, not only was the Ability Group’s circle of potential customers significantly diminished, but also, an enormous difficulty arose with respect to existing customers, in view of the lack of budgeting by the said government organs, which adversely affected existing projects and prevented the continued provision of services with respect to those customers.

76.	Accordingly, given that most of the Ability Group’s operations are concentrated and performed abroad; given that the Ability Group is dependent on a number of individual customers in several large-scale projects; and given that the Ability Group’s customers were negatively and significantly affected by the COVID-19 pandemic – we will clarify that COVID-19 had, and is still having, an impact on all of the Ability Group’s operations, and it has caused it significant economic damage.

77.	It should be clarified in this regard that even before the COVID-19, the Ability Group suffered from financial difficulties, inter alia, as a consequence of a plethora of legal proceedings that have been initiated against it in recent years. The COVID-19 pandemic has adversely affected the Ability Group’s financial situation, and it has exacerbated the Companies’ economic distress.

D.	Details of the Ability Group’s total debts and the rate of payment to the creditors

78.	The details set forth in this Debt Restructuring Plan and in the Sources and Uses Report attached hereto do not derogate from any creditor, whether an individual or a corporation, who believes that he has a cause of action and/or debt claim and/or any other financial right – from submitting a debt claim to the Trustee, by the Final Date for Submitting Debt Claims, and all of the provisions of this Debt Restructuring Plan shall apply to said alleged creditor.

79.	Details of the debts as set forth below are in accordance with the Ability Group’s consolidated books, when the debts are in such order and divided according to such types of liability and with such order-of-payment status as required by law. To see all of the details of the Ability Group’s total known debts, see the Sources and Uses Report attached to this Debt Restructuring Plan as Appendix 1.

80.	The debts of the Companies listed below do not include the companies’ debts to Hurgin and Aurovsky in the amount of NIS 9 million (mostly debts in respect of salary), as detailed in chapter F(1) below, in view of Hurgin and Aurovsky waiver of these debts as part of their contribution to this arrangement.

D(1)	Secured Debts

81.	The Ability Group is not aware of the existence of any secured debts.

D(2)	Priority Debts

As far as the Ability Group is aware, its priority debts (excludes debts towards Hurgin and Aurovsky as aforesaid) can amount to a total of NIS 83,854, which will be paid at a rate of 100%.

82.	As long as the employment of the two employees of Ability Industries will come to an end: Mr. Roni Reshef and Ms. Dalia Yasnopolsky (hereinafter: the “Employees”) (subject to hearing), then this is a priority debt, which is composed of NIS 41,927 for each employee, which is the maximum amount the Employees are entitled to by virtue of Section 234(a)(1) of the Insolvency Law.

In addition, as long as the employment of the two employees will come to an end, they will be paid in the framework of the proposed Debt Restructuring Plan, a payment in the amount of NIS 135,225 (NIS 117,195 for salary and severance pay, as well as NIS 18,030 for provident fund payments) shall be paid to each one, in respect of a pension to which they may be entitled by virtue of Sections 182-184 of the National Insurance Law, while taking into account that the approval of this Debt Restructuring Plan will not allow said two Employees to apply to the National Insurance Institute in order to receive a pension (NIS 135,225), because in accordance with the provisions of Section 182(a1) of the National Insurance Law, a condition for receiving said pension is an order to initiate proceedings.

83.	The rest of debt to both employees, as long as their employment will end, shall be paid in the framework of the Companies’ general debts.

D(3)	Hurgin’s and/or Aurovsky’s creditors with a personal guarantee

84.	It is proposed that in the framework of the Debt Restructuring Plan, the dividend in respect of the creditors’ debt in the framework of a personal guarantee shall be paid at a rate that is double that of the general creditors and in any case no more than the amount of the debt (for example: if the rate of the final dividend to the general creditors is 20%, then the rate of the final dividend to the creditors with the personal guarantee will be 40%).

85.	As far as the Ability Group is aware, there is only one alleged creditor who is claiming to have been given a personal guarantee by Aurovsky – Yedidim Holdings, Assets and Development Ltd. (hereinafter: “Yedidim”).

86.	In accordance with the Ability Group’s books, the Ability Group’s debt to Yedidim, as of February 24, 2022, amounts to approximately NIS 270,000, in view of the cancellation of Ability Industries’ lease agreement and the vacation of the property that is leased by Yedidim to the Ability Group, on August 31, 2021.

87.	Also as far as the Ability Group is aware, Yedidim does not recognize the cancellation of the said lease agreement by the Ability Group and it is claiming that higher debts have accumulated for Ability Industries.

88.	It should be noted in this regard that the Ability Group is aware that Aurovsky has various claims in connection with the validity of the agreements with Yedidim and also in connection with the validity of the personal guarantee that he gave.

89.	It is also proposed that should it be determined that there are creditors who have a right of action against Hurgin and/or Aurovsky, then in the framework of the proposed Debt Restructuring Plan, their status shall be that of creditors with a personal guarantee.

D(4)	General debts

90.	Payment of the general debts shall be made after payment of the priority debts and the creditors entitled of a personal guarantee

91.	The Ability Group’s general debts equate, according to the Sources and Uses Report (Appendix 3 above) , to the amount of NIS 45,519,000, according to the details as set forth below:

D(4)(a)	Debts to suppliers and service providers

92.	Alleged debts to various suppliers and service providers: The amount of NIS 8,963,000, in accordance with the segmentation in the Sources and Uses Report.

93.	Debt to the Israel Police in respect of “the loan”:

93.1	On September 15, 2019, the Israel Police seized the Ability Group’s bank accounts. In the course of 2020, the Ability Group reached arrangements in connection with a “loan” from the Israel Police, pursuant to which Ability Industries and Ability Systems received a “loan” out of the attached funds, in the amount of NIS 5,350,000, out of which the sum of NIS 250,000 was repaid. The Companies believe that the Israel Police is a contingent creditor with respect to a debt in the amount of NIS 5,100,000.

93.2	The Companies believe that this is a contingent loan, pursuant to which, if no indictment is filed against Ability Industries or if Ability Industries is acquitted, or if in the framework of the conviction, Ability will be required to repay a lower amount than the amount of the loan – it will not be required to repay the loan balance.

93.3	In addition, in accordance with the statement made by counsel for the State of Israel at the hearing held on July 21, 2021 (on page 4, lines 8-15 of the transcript), the Companies believe that it will be possible to reach agreements with the State of Israel in the matter of the loan funds.

D(4)(b)	Alleged debts in respect of legal proceedings

94.	The amount of the alleged debts in respect of the open legal proceedings (including deferred creditors) amounts to a total of approximately NIS 124 million.

95.	It should be noted that according to the Companies’ assessment, the amounts that will be approved in the decision in the debt claims submitted in connection with the open legal proceedings, will be significantly lower than the amounts being claimed in these legal proceedings.

96.	As set forth below, part of the legal proceedings are against the Companies and against Hurgin and Aurovsky. As aforesaid, should it be determined that there are creditors who have a right of action against Hurgin and/or Aurovsky, then in the framework of the proposed Debt Restructuring Plan, their status shall be that of creditors with a personal guarantee.

97.	Civil File 24584-09-19 – An indemnity claim by an insurance company in respect of Benjamin Gordon’s claim against the insurance company in the Tel Aviv District Court: A claim in the amount of NIS 13,000,000, which is still pending. According to the Companies, the actual amount that will be awarded against the insurance company in this proceeding, if any, is significantly lower than the amount of the claim.

98.	Dr. Barkan’s claim in the Lod District Court (Civil File 29551-11-15): A claim against Public Ability, Ability Industries, Ability Systems, Hurgin, Aurovsky and Ability Limited, which is wholly owned by Hurgin – for the amount of NIS 5,000,000. According to the Companies’ assessment, the amount of the claim in this proceeding is higher than will apparently be approved in the framework of the decision on the debt claims.

99.	Civil File 41827-09-21 – The claim by Gilat Bareket & Co., Attorneys at Law, in the Tel Aviv Magistrates Court: A claim against Public Ability, Ability Industries, Ability Systems, Hurgin, Aurovsky and Ability Limited, which is registered under Hurgin’s ownership – for the amount of NIS 629,378.54. As far as the Companies are aware, the fee agreement with Gilat Bareket & Co., Attorneys at Law was signed with Ability Industries only, and Ability Industries was also the only entity responsible for payment of the fees.

100.	Case No. 50-2016-CA-013823 – The claim of Mr. Pottash et al., which is being conducted in the court in Florida, USA: In this claim, a default judgment was entered on October 19, 2021, against Public Ability in the amount of US $1,249,104 (excluding interest and attorneys’ fees). This is a default judgment that was handed down solely due to the fact that Public Ability did not have the funds to pay its former counsel. According to the Companies’ assessment, in the framework of the decision on the merits in the debt claim – the amount that will be awarded, if any, in favor of the Plaintiffs in this proceeding, will be significantly lower than the amount of the default judgment.

101.	Case No. 50-2018-CA-000762-MB-AG – The claim of Mr. Hammel et al., which is being conducted in the court in Florida, USA: In this claim, a default judgment was entered on December 9, 2021 against Public Ability in the amount of US $1,878,272 (excluding interest and attorneys’ fees). This is a default judgment that was handed down solely due to the fact that Public Ability did not have the funds to pay its former counsel. According to the Companies’ assessment, in the framework of the decision on the merits in the debt claim – the amount that will be awarded, if any, in favor of the Plaintiffs in this proceeding, will be significantly lower than the amount of the default judgment.

D(5)	Deferred debts

102.	The Companies’ deferred debts will only be paid after the full payment of the debts that have priority over them in the ranking order of creditors, as stated in the provisions of Section 231 of the Insolvency Law. At this stage, it is expected that no dividend will be paid to the creditors with deferred debts, except rights to hold shares as set forth in Chapter E below.

103.	As far as the Companies are aware, as of February 2022, there is one alleged creditor, whose debt, to the best of the Companies’ understanding, constitutes a deferred debt pursuant to the provisions of Section 237 of the Insolvency Law: the SEC, in the framework of the claim as set forth below.

104.	Case No. 19-civ-05705 – The SEC’s claim against Public Ability, Ability Industries, Hurgin and Aurovsky: On January 12, 2022, the SEC applied, in the framework of the said proceeding, to the court in the United States with a motion to charge Public Ability with a total amount of approximately US $24.3 million. This amount consists of an amount of approximately US $19 million, which had been produced unlawfully, as SEC alleged, together with interest of approximately US $5.3 million.

E.	Disposal of the publicly traded shell corporation of Public Ability

105.	Hevron shall purchase the shares of Public Ability, by way of a share allocation, so that after the allocation, Hevron will hold 74.99% of Public Ability’s issued and paid-up share capital, in consideration of the amount of NIS 2,000,000 (hereinafter: the “Allocation Amount”), as set forth in this Chapter.

106.	On the date of the signing of the Trilateral Agreement, Hevron shall deposit in trust with Barnea, Jaffa, Lande & Co., law Offices (hereinafter: the “Trustee”) collateral in the amount of NIS 200,000 (hereinafter: “Hevron’s Collateral”).

107.	As part of the terms and conditions of the proposed Debt Restructuring Plan, and in such manner as will allow the allocation of the shares allocated to Hevron in consideration of the Allocation Amount (as defined above), the Court will be requested as follows:

107.1	To approve the cancellation of the par value of the shares of Public Ability;

107.2	To order the performance of the consolidation of capital for the shares of Public Ability in such ratio as will be requested by the Purchaser and as will be coordinated with the Stock Exchange, so as to comply with the provisions of its Articles and the directives pursuant thereto;

107.3	To order the increase of Public Ability’s registered capital to 10,000,000,000, shares without par value. Accordingly, the Court will be requested to approve the amendment of Public Ability’s Articles.

108.	Within five business days from the date on which all of the conditions precedent as set forth in Chapter H shall have been satisfied (hereinafter: the “Completion Date”) and as against the allocation of shares of Public Ability to Hevron in such number that will constitute, after the allocation thereof, approximately 74.99% of Public Ability’s issued and paid-up share capital (hereinafter: the “Shares Allocated to Hevron”), Hevron shall transfer the Allocation Amount to the Trustee, net of Hevron’s Collateral.

109.	On the Completion Date, Public Ability will allocate to the creditors (hereinafter: the “Offered Creditors”) shares of Payment Ability, in such number as will constitute, after the allocation thereof, approximately 20.01% of Public Ability’s issued and paid-up share capital (hereinafter: the “Shares Allocated to the Creditors”).

110.	On the Completion Date, Hevron will grant a PUT Option to the Offered Creditors (hereinafter: the “PUT Option to the Creditors”), pursuant to which the Offered Creditors will be entitled to require Hevron to purchase from them the Shares Allocated to the Creditors, during the period commencing on the date on which 12 months shall have elapsed from the Completion Date and ending on the date on which 13 months shall have elapsed from the Completion Date (the “Option Exercise Period”), in consideration of the total amount of NIS 7,000,000 (seven million New Israeli Shekels).

111.	The consideration of the PUT Option to the Creditors in respect of each share that was allocated to the Offered Creditors shall be paid by Hevron to the Offered Creditors who wish to exercise the option, by and not later than 30 days after the expiration of the Option Exercise Period, and it shall be calculated in the following manner: 7,000,000 divided by the total number of the Shares Allocated to the Creditors. For the sake of example, if the total number of the Shares Allocated to the Creditors is 8,000,000 shares, then the consideration of the PUT Option to the Creditors in respect of each share that was allocated to the Offered Creditors will be NIS 0.875.

112.	The PUT Option to the Creditors will apply solely with respect to the Shares Allocated to the Creditors that will be held by the Trustee during the Option Exercise Period. To that end, all of the Shares Allocated to the Creditors will be deposited with the Trustee, until the expiration of 14 months from the Completion Date, or a longer period, insofar as required by the Israel Securities Authority.

113.	Notwithstanding the foregoing, the Offered Creditors shall be entitled to request that the Trustee transfer to them the Shares Allocated to the Creditors or sell said shares for them, prior to the expiration of the Option Exercise Period, and subject to the restriction provisions that will apply to these shares, if any; however, in such an event, the Offered Creditors will not be entitled to exercise the PUT Option to the Creditors with respect to those shares that were transferred to them from the Trustee or that were sold by him at their request, as aforesaid.

114.	For the purpose of securing payment of the exercise of the PUT Option to the Creditors, Hevron will deposit with the Trustee, in trust, tradable shares of a public company/public companies, whose market value will be in an amount that will be not less than NIS 7,000,000 (seven million New Israeli Shekels) (the “Collateral Shares”). The value of the Collateral Shares will be examined by the Trustee every 60 days, and Hevron undertakes to deposit additional Collateral Shares, or he will be entitled to demand that the Trustee transfer to him part of the Collateral Shares, as the case may be, in accordance with the market value of the Collateral Shares on any examination date.

115.	In addition, the value of the Collateral Shares will be adjusted in the event of the transfer of shares from the Trustee to any of the Offered Creditors or the sale thereof at the request of any of the Offered Creditors, as aforesaid.

116.	In the event of a breach of Hevron’s undertaking to pay for the exercise of the PUT Option to the Creditors, the Trustee will be entitled to sell the Collateral Shares, in whole or in part, as the case may be, in order to cover the payment of the PUT Option to the Creditors vis-à-vis the Offered Creditors who sought to exercise the Option during the exercise period of the PUT Option. Should the exercise of the Collateral Shares not be required, the Trustee will return the Collateral Shares to Hevron at the expiration of 45 days after the expiration of the Option Exercise Period.

117.	Hevron shall be entitled to assign his rights and obligations pursuant to the Trilateral Agreement, in whole or in part, provided that he shall remain jointly and severally liable with the assignee, and all with the prior, written approval of the Trustee, which shall not be withheld without reasonable cause, the reasons for which shall be set forth in writing. Hevron undertakes to act in accordance with all of the provisions of the Securities Law and the Regulations thereto in the event of such assignment, including with respect to the submission of all of the information that is required by Public Ability for the purpose of compliance with the reporting obligations imposed thereupon.

118.	On the Completion Date, the ownership of the Subsidiaries shall be transferred, in its entirety (100%), to Hurgin and Aurovsky (through companies controlled by them, and in equal shares), and, in the framework of the Court’s approval of this Debt Restructuring Plan, Hurgin, Aurovsky and the Subsidiaries will undertake to absolutely waive all of their rights, their claims, rights of action and their demands of any kind or nature, against Public Ability and any entity on its behalf, including Hevron; and Public Ability and Hevron will undertake to absolutely waive all of their rights, their claims, rights of action and their demands of any kind or nature, against Hurgin, Aurovsky, the Subsidiaries, their shareholders and any entity on their behalf.

119.	On the Completion Date, Public Ability will be a public company without operations (a publicly traded shell corporation), free of any debt, lien, claim, offsetting right, charge or any third party right whatsoever, including any undertaking to perform or grant any of the foregoing, and with the exception of administrative and criminal proceedings that will be conducted in connection with Public Ability, if any (hereinafter: the “Matters Outside the Debt Restructuring Plan”) and the undertakings pursuant to this Debt Restructuring Plan.

120.	Except as expressly excluded in this Debt Restructuring Plan, all of Public Ability’s rights of any kind or nature whatsoever, prior to the Completion Date, including rights and/or causes of action, financial obligations of third parties to Public Ability, that were initiated prior to the Completion Date and/or whose cause of action accrued prior to the Completion Date, will not constitute part of Public Ability, and they will be transferred to the Bankruptcy Estate.

121.	All of the funds that the Ability Group will have as of the Completion Date will be transferred to the Bankruptcy Estate on the Completion Date, and together with all of the payments that will be made to the Trustee by Hevron, they will be used by the Bankruptcy Estate for the purpose of the distribution of a dividend to the creditors, in accordance with the provisions of this Debt Restructuring Plan and in accordance with the ranking order of creditors, as required by law.

122.	The Shares Allocated to Hevron and the Shares Allocated to the Creditors (hereinafter, collectively: the “Debt Restructuring Plan Shares”) will be allocated, being free and clear of any lien, pledge, attachment, demand, claim, debt or any other third party right.

123.	The Debt Restructuring Plan Shares shall confer on the holders thereof any right arising from or pertaining to the ownership of Public Ability including, inter alia, the right to participate in and vote at the general meetings of Public Ability, whether ordinary or special meetings, the right to participate in the distribution of dividends, bonus shares, rights, and so on and so forth, and also rights in the distribution of the surplus assets of Public Ability at the time of the dissolution thereof, and all as set forth in Public Ability’s Articles of Association and subject to the provisions of any law.

124.	On the Completion Date, all of the directors serving at Public Ability shall retire from the board of directors (unless otherwise requested by Hevron), with the exception of the outside directors, and in their place, three new directors will be appointed, whose details and whose declarations as required by law will be transferred to Public Ability by March 13, 2022. The letter of retirement will include a declaration whereby the retiring directors waive any claim and/or demand and/or lawsuit against the Ability Group and/or Hevron.

125.	On the Completion Date, the Purchaser will provide to Public Ability a loan in an amount of up to NIS 1,000,000, for the purpose of the day-to-day operations of Public Ability immediately after the Completion Date (the “Operations Loan”). The Operations Loan will bear minimum annual interest in accordance with that set forth in the Income Tax Regulations pursuant to Section 3(i) of the Income Tax Ordinance [New Version], 5721-1961, and it will be repaid by Public Ability, together with the interest accrued thereon, in the following manner, at Hevron’s option: (a) out of the fundraising rounds that will be conducted by Public Ability, at a rate of up to 50% of the amount of the fundraising in each round, and up to the full repayment of the total amount of the Operations Loan and the interest accrued in respect thereof; (b) the conversion of the Operations Loan, or the balance thereof, into shares of Public Ability by participation in fundraising rounds that will be conducted by Public Ability, while Hevron will receive a discount of 25% off the price of the share/the package in the framework of the said fundraising (such as, for example, the SAFE Agreement mechanism).

126.	Hevron undertakes to act to ensure that by and not later than the expiration of 18 (eighteen) months from the Completion Date (the “Final Date”), Hevron’s current operations will be merged into Public Ability, by way of a share swap (“Bringing in the New Operations”), and in such a manner that the expected value of Public Ability as a consequence of Bringing in the New Operations will be not less than NIS 100,000,000 (one hundred million New Israeli Shekels) (the “Minimum Value”).

127.	In this regard, it should be noted that if: (a) the expected value pursuant to an appraisal that will be prepared (if any) for the purpose of Bringing in the New Operations, together with Public Ability’s value pursuant to the share ratio that will be determined in the transaction for Bringing in the New Operations; and also (b) the market value of the shares of Public Ability during 30 days out of the 60 days after the completion of the transaction for Bringing in the New Operations – is less than the Minimum Value or if the transaction for Bringing in the New Operations is not completed by the Final Date, Hevron shall compensate the rest of the shareholders of Public Ability in such a manner that shares will be allocated to all of the rest of the shareholders, as aforesaid, at a rate of 1% of every NIS 10,000,000 (ten million New Israeli Shekels) that is less than the Minimum Value.

For this purpose – “the rest of the shareholders of Public Ability” are all of the shareholders, with the exception of Hevron and any entity on his behalf, and also, with the exception of anyone who will receive shares of Public Ability in the framework of the transaction for Bringing in the New Operations; in the event that the transaction for Bringing in the New Operations is not completed by the Final Date, the rate of the compensation to the rest of the shareholders of Public Ability will be 10%; insofar as necessary, the granting of compensation will be completed by and not later than at the expiration of six months from the Final Date; insofar as necessary, the manner of granting the compensation will be coordinated with the Israel Securities Authority and Hevron is aware that Public Ability may be required to publish a prospectus for the purpose of granting said compensation.

128.	If, as a consequence of the completion of the Debt Restructuring Plan, the shares of Public Ability cease to be traded on the Stock Exchange’s main list, Hevron undertakes to act to ensure that by, and not later than the date for the completion of Bringing in the New Operations, the shares of Public Ability will resume trading on the Stock Exchange’s main list.

129.	On the Completion Date, Hevron, Public Ability, Hurgin and Aurovsky shall meet at the offices of Barnea, Jaffa, Lande & Co., Law Offices, at 58 HaRakevet Street, Tel Aviv, and they shall perform the following acts:

129.1	Hevron shall transfer to the Trustee the Allocation Amount, net of Hevron’s Collateral; the Trustee shall transfer Hevron’s Collateral to the Trustee.

129.2	Consolidation of capital shall be performed for shares of Public Ability in such ratio as will be requested by the Purchaser and as will be coordinated with the Stock Exchange.

129.3	The amendment of Public Ability’s Articles shall take effect.

129.4	Public Ability shall allocate the Shares Allocated to Hevron, to Hevron.

129.5	Public Ability shall allocate the Shares Allocated to the Offered Creditors, to the Offered Creditors.

129.6	Hevron shall deposit the Collateral Shares with the Trustee, and the PUT Option to the Creditors shall take effect.

129.7	Hevron shall provide Public Ability with the Operations Loan.

129.8	All of Public Ability’s bookkeeping ledgers will be submitted, so that it will be possible to continue to publish Public Ability’s financial statements after the Completion Date.

129.9	The replacement of the directors of Public Ability shall be performed, as stated in Chapter I below.

F.	Understandings with Hurgin and Aurovsky

F(1)	Waiver by Hurgin and Aurovsky of the Ability Group’s debts to them

130.	In the proposed Debt Restructuring Plan, Hurgin and Aurovsky are prepared to waive the entirety of the Companies’ debts to them (100%), as a contribution by them, and in order to increase the mass of the assets for distribution to the Companies’ creditors.

131.	As of December 31, 2021, the Companies’ debts to Hurgin and Aurovsky are estimated in the amount of approximately NIS 8,971,554, and they include, inter alia, payments in the amount of approximately NIS 7 million, which are due to Hurgin and Aurovsky in respect of salary that has not been paid to them for a long period of time, and also, additional payments that Public Ability was required to bear and that were paid out of Hurgin’s and Aurovsky’s own pockets, on behalf of and for Public Ability (temporarily, and only until Public Ability will be able to repay these amounts to them), with the desire to assist Public Ability in making payments, including payments for insurance premiums, legal advice, and suchlike.

F(2)	Continuation of the Subsidiaries’ operations in accordance with Hurgin’s and Aurovsky’s Proposal

132.	In recent years, the Companies, which operate as a single economic unit, have presented a significant decline in the volume of operations and have posted significant operating losses (US $7.6 million in 2019, US $6.7 million in 2020, and US $5 million in the first half of 2021).

133.	Accordingly, and as set forth in Hurgin’s and Aurovsky’s Proposal, the continued operations of Ability Industries are also likely to be loss-making, the reason being, inter alia, taking into account the fact that the vast majority of the payments from the customers in respect of the existing projects which Ability Industries is required to continue to maintain, have already been received; in view of the fixed and essential operating costs, which are estimated by Hurgin and Aurovsky as approximately €450,000 per year (not including salary costs and other current expenses), because Ability Industries is expected to be required to provide future services, where the receipts in respect thereof have already been paid; and taking into account the fact of the drop in demand during the period of COVID-19 (apparently against the background of the preference of government authorities to invest in other areas).

134.	The Subsidiaries’ continued operations are expected to prevent the submission of debt claims by the Companies’ customers in amounts of many millions of dollars, due to the cessation of the provision of services, support and products by the Subsidiaries. Thus, if we take into account only the restitution claims of customers in respect of amounts that they paid to the Subsidiaries, then in respect of the Subsidiaries’ three active customers at the present time, these are amounts of approximately US $11.1 million, not including possible claims in respect of compensation. Accordingly, at the very least, this is a saving of approximately US $11.1 million from the funds used to pay the creditors of the Debt Restructuring Plan, when in actual fact, the amount of the customers’ debt claims could be significantly higher.

135.	Against this background, and taking into account that, thus far, no potential purchaser for the Subsidiaries has been found (it should be noted in this regard that none of the interested parties in connection with the publicly traded shell corporation has expressed any interest in the Subsidiaries’ operations, and they have requested to bring new operations into Public Ability), Hurgin and Aurovsky are prepared, as an additional contribution (in the event that no such purchaser is found) to take upon themselves (through companies controlled by them) in the framework of the proposed Debt Restructuring Plan, the continued operations of the Subsidiaries, upon such terms and conditions as set forth below:

136.	Transfer of Shares: On the Completion Date, the shares of the Subsidiaries shall be transferred, in equal parts, to companies controlled by Hurgin and Aurovsky (hereinafter: the “New Shareholders”), being free and clear of any debt, attachment, pledge, lien, or option in connection therewith, or any other right of any entity, with the exception of the undertaking to make payments to the creditors pursuant to the understandings, and with the exception of debts in connection with Hurgin’s and Aurovsky’s employment at Ability Industries, which will continue, while preserving continuity of rights, as set forth below.

137.	Participation in Profits: As part of Hurgin’s and Aurovsky’s contribution to the proposed Debt Restructuring Plan, the Subsidiaries shall share with the creditors the future profits that will be produced by the Subsidiaries or any of them, during the period from the date of the approval of the Creditors’ Arrangement and up until December 31, 2025 (hereinafter: the “Entitling Period”) as a result of their operations (hereinafter: the “Profits”), in an amount estimated by Hurgin and Aurovsky as up to US $3 million, as set forth below:[4]

137.1	100% of the Profits that will be produced during the period from the date of approval of the Creditors’ Arrangement and up until December 31, 2023, will be transferred to the Bankruptcy Estate;

137.2	75% of the Profits that will be produced from January 1, 2024 to December 31, 2024, will be transferred to the Bankruptcy Estate;

137.3	50% of the Profits that will be produced from January 1, 2025 to December 31, 2025, will be transferred to the Bankruptcy Estate.

138.	In this context, it should be note that Ability Industries has claims pertaining to funds that are due to it from two main sources, whose payment date and chances of collection are not clear:

138.1	The amount of US $1.75 million from Elbit (this amount constitutes 30% of the amount of the collection in respect of a certain project, and there are disputes in the matter with the customer). This debt was set aside, in its entirety, in the financial statements as of June 30, 2020;[5]

138.2	An estimated amount of approximately US $1.05 million from an existing customer (which is due to Ability Industries as a payment balance that constitutes approximately 75% of the consideration for two projects). These funds have not yet been recognized as income in the books and, as of the date of this proposal, they appear as part of its liabilities in accordance with the accounting treatment of this project.

139.	Notwithstanding what was stated in section 85 above, to the extent that the amount specified in section 86.1 below is received in full or in part, 75% of any amount received up to a total of US $1 million (gross) will be transferred directly to the Bankruptcy Estate. The balance of the amount, insofar as it is collected, will be transferred in accordance with the mechanism set forth in section 85 above.

140.	Hurgin’s and Aurovsky’s Proposal is based upon and relies on receiving a complete discharge of the Subsidiaries debts up through the date of approval of the Proposed Creditors Agreement (except for the undertaking to pay the creditors according to the composition), as detailed in their proposal, so that commencing on that date, the Subsidiaries will be released and exempt from any claim and/or penalty and/or demand and/or debt and/or liability and/or undertaking and/or any other type and sort of proceeding that can impose a financial liability by any third party on the Subsidiaries. This is with the exception of obligations owed to Hurgin and Aurovsky in regard to their employment in Ability Industries (in the past and future), considering their successive employment and except for their undertaking to pay the creditors according to this Proposed Creditors Agreement.

[4]	According to Hurgin’s and Aurovsky’s assessment, no operations or profits are expected at Ability Systems or at Telcostar Pte Ltd.
[5]	It should be noted in this regard that the receipts from said customer are subject to a lien (a lien which is not registered pursuant to the provisions of Section 178 of the Companies Ordinance) in favor of the State of Israel. However, in accordance with the statement made by the State’s counsel, at the hearing held on July 21, 2021 (on page 4, lines 8-15 of the transcript), the Companies believe that it will be possible to reach agreements with the State of Israel in the matter, whereby it will be possible to make use of these receipts in favor of the Bankruptcy Estate.

141.	Details will be provided below of the proposed terms and conditions for the operation of the Subsidiaries during the Entitling Period:

141.1	The term “Profits” shall be interpreted as distributable profits, in accordance with the Subsidiaries’ audited financial statements for each relevant year during the Entitling Period (except for effects on Profits arising from the implementation of the understandings). The Profits will be paid to the creditors within 30 days from the date of the filing of the audited financial statements to the Israel Tax Authority.

141.2	Hurgin and Aurovsky agree that the Subsidiaries’ operations will be supervised by an external firm of auditors, one of the large firms, which will be selected by the creditors’ meeting or which will be appointed by the Court, and which will supervise the transfer of the Profits to the Bankruptcy Estate, and it will be responsible for transferring the periodic reports to the Trustee, insofar as necessary (hereinafter: the “Creditors’ Representative”).

141.3	The Creditors’ Representative will sign a standard non-disclosure agreement, , which will guarantee that the Subsidiaries’ information will be kept confidential. The fees of the Creditors’ Representative will be financed, insofar as practicable, out of the Subsidiaries’ Profits, if any. Insofar as necessary, Hurgin and Aurovsky are prepared, as an additional contribution on their part, to bear the cost of the fees of the Creditors’ Representative in a scope of up to NIS 10,000, plus VAT as required by law, per year.

141.4	The Creditors’ Representative will be in contact with the Subsidiaries in any matter pertaining to communications between the creditors and the Subsidiaries during the Entitling Period. For the sake of good order, the creditors will not contact the Subsidiaries and/or Hurgin and Aurovsky directly, but only through the Creditors’ Representative.

141.5	In the event that the Subsidiaries (under the New Shareholders) request not to distribute all or part of the Profits for a particular year, so as to invest them in the Subsidiaries’ operations for the purpose of developing them and maximizing their profits in the coming years, the Subsidiaries will be entitled to do so, subject to presenting reasonable grounds for this and subject to the Creditors’ Representative’s prior consent.

142.	With respect to the sale of shares of the Subsidiaries or any of them and/or the entirety of their operations and assets and/or intellectual property, if any (hereinafter: “Sale”), the provisions as set forth below shall apply:

142.1	In the event of a Sale during the Entitling Period, the New Shareholders will share with the creditors the net profits that will remain from such a Sale, in equal shares (50%-50%).

142.2	During the first two years of the Entitling Period, the creditors (through the Creditors’ Representative) will be entitled to give notice of their refusal to such Sale transaction; however, this will be done subject to their presenting reasonable grounds, in writing, providing reasons for such refusal, with respect to the consideration that is expected to be received from said Sale. In such an event, Hurgin and Aurovsky and/or the Subsidiaries and/or the New Shareholders will be entitled to apply to the Court with a Motion for Instructions and to request the approval of the Sale, notwithstanding the foregoing.

142.3	In case of a Sale, (as defined above in section 90), the distribution of Profits received from the Sale with the creditors, will replace the creditors' entitlement to further payments from the Subsidiaries and will exhaust the creditors’ entitlements for further payments from the subsidiaries, as detailed in section 85 above.

143.	As an additional contribution on their part to the Debt Restructuring Plan, Hurgin and Aurovsky agree that during the first two years of the Entitling Period, they will work at Ability Industries without consideration, and they will not withdraw any salary in respect of their employment at Ability Industries. At the expiration of the aforesaid two-year period, and up until the expiration of the Entitling Period, Hurgin and Aurovsky will be entitled to a salary in the amount of the usual salary for CEOs at companies that are similar to the Subsidiaries in the Israeli economy (in terms of their area of business, their business turnover, and suchlike).

144.	The employment of Hurgin and Aurovsky at Ability Industries will continue while preserving continuity of rights, and as an exception to the transfer of the Subsidiaries being free and clear from any debt. In addition to the foregoing, and as an additional contribution on their part to the Debt Restructuring Plan, in the event of the termination of their employment during the Entitling Period, Hurgin and Aurovsky waive the right conferred thereupon pursuant to the employment agreements with them, to extend the advance notice period as set forth in the Law and the right to the adjustment period, and they also waive their right to receive accumulated leave days, if any – a waiver that reflects an extremely significant contribution that is estimated as being approximately NIS 1.5-3.5 million.[6]

145.	The Subsidiaries, through the New Shareholders (which will be held by Hurgin and Aurovsky), will conduct their business in their discretion; however, subject to their acting solely for the benefit of the Subsidiaries and with the objective of maximizing their profits. Notwithstanding the foregoing, it is clarified that in any event of a stakeholder’s transaction (in accordance with the provisions of Sections 268-275 of the Companies Law, 5759-1999), obtaining the approval of the Creditors’ Representative, in advance, for such transaction will be required.

146.	After the Court’s approval of this Debt Restructuring Plan (and the transfer of the Subsidiaries’ operations to the New Shareholders). Accordingly, the Bankruptcy Estate will be discharged from any claim or demand by the Subsidiaries’ customers, effective from the date of the Court’s approval of this Debt Restructuring Plan.

[6]	Four months of advance notice and eight months of adjustment period, which equate to approximately NIS 1.5 million, according to a conservative calculation of half of the cost of the salary (which, as aforesaid, was reduced in June 2021) and without social benefits, and approximately NIS 3.5 million, according to the calculation of the full salary costs, including social benefits.

147.	Concurrently, all of the claims and rights of the Subsidiaries, if any, vis-à-vis third parties (including the Subsidiaries’ customers), will also be reserved after the date of the Debt Restructuring Plan (including claims in connection with the funds that are specified in Section 90.2 above) and they will be entitled to initiate legal proceedings, should they so deem fit, for the purpose of exercising all of their rights (subject to what is stated in Section 93 above).

148.	Ability Industries will take upon itself, effective from the date of the approval of this Debt Restructuring Plan, the continued lease agreement in respect of the property at Hachortim Street in Holon, which is registered as its address.

149.	In the event that the Subsidiaries or any of them do not have adequate financial sources to finance their operations, the New Shareholders shall be entitled (but not obligated) to provide them with shareholders’ loans from their own sources, in their discretion. It is clarified that said shareholders’ loans will bear the minimum interest as required by law. It is also expressly clarified that these shareholders’ loans will be repaid to the New Shareholders, in full, prior to any distribution of profits or payment to creditors in respect of profits at the said subsidiary (including, for the avoidance of doubt, payment in accordance with the foregoing).

150.	In the event that, despite the efforts made by Hurgin and Aurovsky, it will not be economically viable, in their reasonable discretion, to continue to operate Ability Industries and/or one of the other Subsidiaries, the New Shareholdes may act to close down any of the Subsidiaries at any time, and they shall give notice to that effect, in writing, to the Creditors’ Representative.

151.	As detailed in their proposal, Hurgin’s and Aurovsky’s contribution is contingent for discharge from any demands, claims, arguments towards Hurgin and Aurovsky and/or anyone on their behalf as well as towards Ability Limited in regard to the two claims specified in section 46-47 above, upon approval by the Court, and will result in a dismissal of all arguments and/or claims and/or demands by the creditors and/or the Company's shareholders from Hurgin and Aurovsky and/or anyone on their behalf, from the Company officers, shareholders, employees and officers and will constitute a final exemption and release, clearing them of any past debt (whether known and whether unknown)

G.	Taxes and Expenses

152.	Public Ability will bear all of the expenses incurred in the allocation of the Debt Restructuring Plan Shares and in listing them for trading on the Stock Exchange, including in respect of compliance with all of the reporting obligations to the Israel Securities Authority, and with the application for approval of the listing of the Debt Restructuring Plan Shares for trading, from the Stock Exchange.

153.	Each one of Hurgin and Aurovsky, Hevron and Public Ability shall bear the taxes applicable thereto as a consequence of the performance of the allocations or transfers of the shares, as the case may be, pursuant to this Debt Restructuring Plan.

H.	Conditions Precedent for Completion of the Proposed Debt Restructuring Plan

154.	Besides the terms and conditions set forth in Sections 323-324 of the Insolvency Law, this Debt Restructuring Plan is contingent upon the satisfaction of the terms and conditions as set forth below in this chapter:

155.	Obtaining all of the approvals as required by law.

156.	Obtaining the Stock Exchange’s approval for listing the Debt Restructuring Plan Shares for trading.

157.	Following the comments of the Israel Securities Authority and the Stock Exchange on reports that will be published by Public Ability in connection with this Debt Restructuring Plan, should any such comments be made, no arrangements will be determined that constitute a material modification as compared with the parties’ engagement pursuant to the Trilateral Agreement.

158.	Up until the Completion Date, no material proceeding will be initiated against Public Ability that constitutes “Matters outside the Debt Restructuring Plan.” Should any such proceeding be initiated prior to the Completion Date, Hevron will have the right to cancel the Trilateral Agreement, without it constituting a breach of the provisions of the Trilateral Agreement, and the parties thereto waive any claim and/or demand against any of the parties in connection with the said cancellation.

I.	The Effects of the Proposed Debt Restructuring Plan on the Officers and Directors

159.	On the Completion Date, the following actions will be performed, concurrently: the incumbent directors and officers of Public Ability will terminate their service at Public Ability (unless otherwise requested by Hevron), with the exception of outside directors who will continue to serve in office by law; directors will be appointed to the Board of Directors of Public Ability on behalf of Hevron, subject to the provisions of any law.

160.	The discharge and release from liability will take effect with respect to any action and/or omission pertaining to the Debt Restructuring Plan Companies, to this Debt Restructuring Plan, to the proceeding for the sale of the publicly traded shell corporation and to the allocation of the Debt Restructuring Plan Shares pursuant thereto, of all of the directors and officers serving at the Ability Group, and also of the Companies’ legal, financial and accounting advisors.

161.	The directors’ and officers’ insurance, which shall be purchased by Public Ability prior to the completion of the transaction for the sale of the publicly traded shell corporation, in respect of events prior to said date (run-off) – will take effect.

J.	Manner of Implementation and Performance of the Debt Restructuring Plan

162.	In the framework of bringing the Debt Restructuring Plan for the approval of the Stakeholders, the Honorable Court is requested to order the convening of meetings of the Stakeholders for the purpose of approving the proposed Debt Restructuring Plan, and it is also requested to appoint a Trustee, who shall act in accordance with the provisions of Section 326 of the Insolvency Law.

163.	The Trustee will reach a decision with respect to the voting rights and the voting power of the Stakeholders, and also with respect to the scope of the Stakeholders’ rights in the Debt Restructuring Plan and the order-of-payment status for the purpose of the distribution of the consideration pursuant to the provisions of this Debt Restructuring Plan. Furthermore, the Trustee will convene and conduct the Stakeholders’ meetings, and will divide them into appropriate class meetings. After the approval of the Stakeholders’ meetings, the Trustee will file this Debt Restructuring Plan for the Court’s approval.

164.	Nevertheless, and notwithstanding what is stated in this section, the right is reserved to any creditor who missed the Final Date for Submitting Debt Claims, to contact the Trustee in order to obtain his approval for submitting a debt claim late, a request that will only be approved if the said creditor has special reasons that justify his being late, and all subject to the provisions and restrictions that exist in the law. The Trustee may demand any document and/or information that he requires, in his discretion, to reach a decision on the debt claim and/or on an application to extend the date for submitting a debt claim. Should these not be provided to him at such time as determined by him, he may reach a decision on the debt claims based on the documents and information in his possession, including to reject the debt claim, in whole or in part, as he may deem fit.

165.	The Trustee will reach a decision on all of the debt claims within 45 days from the end of the last Stakeholders’ meeting, and he will publish his decision with respect to all of the debt claims in a consolidated manner.

166.	A creditor who wishes to file an appeal against the Trustee’s decision with respect to the debt claim shall do so within 45 days from the date on which he received the Trustee’s decision, in writing (hereinafter: the “Final Date for Filing Appeals”). No appeals against the Trustee’s decisions on the debt claims shall be accepted after the Final Date for Filing Appeals. In addition, a creditor who wishes to appeal against the Trustee’s decision with respect to a request to extend the date for submitting a debt claim shall do so within 15 days from the date on which he received the Trustee’s decision, in writing.

167.	A delay of seven days in the making of any payment by virtue of this Debt Restructuring Plan will not constitute a breach of this Debt Restructuring Plan. The Trustee will supervise the implementation and performance of this Debt Restructuring Plan up until the actual completion hereof.

168.	The fees of the Trustee shall be in accordance with the Court’s decision and they shall be paid out of the Debt Restructuring Plan Fund. In addition, expenses that are incurred by the Trustee or that he will be required to incur by virtue of his position will be paid out of the Bankruptcy Estate.

169.	The parties hereby declare and confirm, irrevocably, that they will have no claim, and they hereby irrevocably waive any right, claim, cause of action or demand with respect to the Trustee and/or any entity on his behalf, in respect of any action in connection with any matter arising from or pertaining to the performance of his position and/or in connection with this Debt Restructuring Plan, whether directly or indirectly.

170.	On the date of the approval of the Debt Restructuring Plan and as part of the proposed Debt Restructuring Plan, the Parties will release the directors and officers (past and present) of the Ability Group from any liability or responsibility in connection with their activities at the Companies.

171.	Any claim of a creditor or any entity on its behalf and/or any third party to this Debt Restructuring Plan, against the Trustee or any entity on his behalf, with respect to the performance of the Trustee’s position or with respect to any action that he performed by virtue of this Debt Restructuring Plan (either directly or indirectly) are subject to obtaining the Court’s approval, in order for it to be filed.

172.	This Debt Restructuring Plan finally and absolutely sets forth the entirety of the rights of all of the creditors of the Ability Group against the Ability Group, Hurgin and Aurovsky. It is agreed that this Debt Restructuring Plan sets forth the entire relationship between the parties, and it supersedes and prevails over any agreement whatsoever that was made between the parties, whether made orally or in writing. No document, negotiations, declaration, representation, undertaking or consent made between the parties, whether in writing or orally, expressly, impliedly or otherwise, prior to the signing of this Debt Restructuring Plan shall be valid, and they shall not be used or relied upon. No modification of this Debt Restructuring Plan or any of the provisions hereto shall be valid, unless made in a written document designated for this purpose and approved by the Court.

173.	Notwithstanding the foregoing, this Debt Restructuring Plan does not include the Subsidiaries’ debts to Hurgin and Aurovsky in connection with their employment (past and future) at Ability Industries, in view of the continuity of their employment, and it does not include the undertakings to make payments to the creditors after the transfer of their operations to Hurgin and Aurovsky, as set forth in this Debt Restructuring Plan.

174.	In addition, this Debt Restructuring Plan does not include alleged debts towards Hurgin and Aurovsky (only), to the creditors who are not (also) creditors of the Companies.

175.	The parties to this Debt Restructuring Plan shall perform, in good faith, any action that will be required for the purpose of the implementation and performance of the provisions of this Debt Restructuring Plan, and they will take all of the measures (additional and required, if any) including the signing of additional documents, that are required for the purpose of the performance of this Debt Restructuring Plan. The parties will take all of the reasonable means as required for the purpose of the implementation and performance of the Creditors’ Arrangement, verbatim and in the spirit hereof, including the signing of additional documents.